Filed Pursuant to Rule 424(b)(5)
Registration No. 333-215833

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 14, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 31, 2017)

            Shares

CenterPoint Energy, Inc.

Series A Fixed-to-Floating Rate Cumulative Redeemable

Perpetual Preferred Stock

(Liquidation Preference $1,000 per share)

We are offering                  shares of our              Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), with a liquidation preference of $1,000 per share (the “stated amount”).

Holders of Series A Preferred Stock will be entitled to receive out of any funds legally available, when, if and as declared by our board of directors (or a duly authorized committee of the board), cumulative cash dividends:

•

for each dividend period during the period commencing on the original issue date and continuing to, but excluding, August     , 2023, at an annual rate of     % of the stated amount per share payable semi-annually in arrears on the      day of each August and February, respectively, in each year, beginning on February     , 2019; and

•

for each dividend period during the period commencing on August     , 2023 and continuing to, but excluding, the first date, if any, as of which all shares of Series A Preferred Stock have been redeemed, at an annual rate equal to Three Month LIBOR (as defined herein) for such dividend period plus a spread of     % applied to the stated amount per share payable quarterly in arrears on the      day of each November, February, May and August, respectively, in each year, beginning on November     , 2023.

The shares of Series A Preferred Stock are perpetual and have no maturity date. The Series A Preferred Stock may be redeemed by us at our option (i) on or after August     , 2023, from time to time and in whole or in part, at a redemption price in cash per share equal to $1,000, or (ii) following the occurrence of a Ratings Event (as defined herein), in whole, but not in part, at a redemption price in cash per share equal to $1,020, in each case out of funds legally available for such redemption and plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding, the redemption date, whether or not declared.

The Series A Preferred Stock will, with respect to anticipated dividends and distributions upon the liquidation, dissolution or winding up of our affairs, rank: senior to our common stock and to each other class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made subordinated to the Series A Preferred Stock as to the payment of dividends and amounts payable on a liquidation, dissolution or winding up of our affairs; on a parity with any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is not expressly made senior or subordinated to the Series A Preferred Stock as to the payment of dividends and amounts payable on a liquidation, dissolution or winding up of our affairs; junior to any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made senior to the Series A Preferred Stock as to the payment of dividends and amounts payable on a liquidation, dissolution or winding up of our affairs; junior to all of our existing and future indebtedness (including indebtedness outstanding under our credit facilities, our senior notes and our commercial paper) and other liabilities with respect to assets available to satisfy claims against us; and structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries and capital stock of our subsidiaries held by third parties.

The Series A Preferred Stock is a new issue of securities with no established trading market. We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange.

Investing in the Series A Preferred Stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price(1)	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to CenterPoint Energy, Inc.	$	$

(1)	Plus accrued dividends, if any, from the date of original issuance, which is expected to be August , 2018.

The underwriters expect to deliver the shares of Series A Preferred Stock against payment therefor on or about August     , 2018.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan

Prospectus Supplement dated August     , 2018

This document consists of two parts, which should be read together. The first part is this prospectus supplement, which describes the specific terms of the Series A Preferred Stock, the specific terms of this offering and supplements and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about the preferred stock and other securities that may be offered from time to time using such prospectus, some of which general information does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. You should read this prospectus supplement and the accompanying prospectus together with any written communication prepared by us or on our behalf in connection with this offering together with the additional information described in this prospectus supplement under the headings “Where You Can Find More Information” and “Incorporation By Reference.”

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any written communication prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Series A Preferred Stock and are not soliciting an offer to buy the Series A Preferred Stock in any jurisdiction where the offer or sale is not permitted. The information we have included in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, and any information we have incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate only as of the date of the document incorporated by reference. Our businesses, financial condition, results of operations and prospects may have changed since these respective dates.

Any information contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation By Reference” in this prospectus supplement.

S-i

Prospectus Supplement

Prospectus

We expect that delivery of the Series A Preferred Stock offered hereby will be made against payment therefor on or about August         , 2018, which will be the fifth business day following the date of pricing of the Series A Preferred Stock (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock on the initial pricing date of the Series A Preferred Stock or the next two succeeding business days will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

S-ii

SUMMARY

This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Series A Preferred Stock. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein in their entirety before making an investment decision, including the information set forth under the heading “Risk Factors.” The terms “CenterPoint Energy,” “we,” “our,” and “us” refer to CenterPoint Energy, Inc. and its subsidiaries, unless the context indicates otherwise.

CENTERPOINT ENERGY, INC.

We are a public utility holding company. Our operating subsidiaries own and operate electric transmission and distribution and natural gas distribution facilities, supply natural gas to commercial and industrial customers and electric and natural gas utilities and own interests in Enable Midstream Partners, LP (“Enable”) as described below. As of the date of this prospectus supplement, our indirect, wholly-owned subsidiaries include:

•	CenterPoint Energy Houston Electric, LLC (“Houston Electric”), which engages in the electric transmission and distribution business in the Texas Gulf Coast area that includes the city of Houston; and

•

CenterPoint Energy Resources Corp. (“CERC”), which (i) owns and operates natural gas distribution systems in six states and (ii) obtains and offers competitive variable and fixed-price physical natural gas supplies and services primarily to commercial and industrial customers and electric and natural gas utilities in 33 states through its wholly-owned subsidiary, CenterPoint Energy Services, Inc.

As of the date of this prospectus supplement, we also owned an aggregate of 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units, representing limited partner interests in Enable (“Series A Preferred Units”), which owns, operates and develops natural gas and crude oil infrastructure assets. As of the date of this prospectus supplement, CERC owned approximately 54.0% of the common units representing limited partner interests in Enable.

Our principal executive offices are located at 1111 Louisiana, Houston, Texas 77002 (telephone number: 713-207-1111).

RECENT DEVELOPMENTS

Proposed Merger with Vectren

On April 21, 2018, CenterPoint Energy entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among CenterPoint Energy, Vectren Corporation, an Indiana corporation (“Vectren”), and Pacer Merger Sub, Inc., an Indiana corporation and wholly owned subsidiary of CenterPoint Energy (“Merger Sub”). Pursuant to the Merger Agreement, on and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Vectren (the “Vectren Merger”), with Vectren continuing as the surviving corporation in the Vectren Merger and becoming a wholly owned subsidiary of CenterPoint Energy.

On and subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Vectren Merger (the “Effective Time”), each share of common stock, no par value, of Vectren (“Vectren common stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive $72.00 in cash, without interest (the “Merger Consideration”). At the Effective Time,

each stock unit payable in Vectren common stock or whose value is determined with reference to the value of Vectren common stock, whether vested or unvested, will be cancelled at the Effective Time with cash consideration paid therefor in accordance with the terms of the Merger Agreement. No dissenters’ rights of appraisal in connection with the Vectren Merger are available to holders of Vectren common stock pursuant to the Indiana Business Corporation Law.

Vectren, CenterPoint Energy and Merger Sub each have made various representations, warranties and covenants in the Merger Agreement. Among other things, Vectren has agreed, subject to certain exceptions, to conduct its businesses in the ordinary course, consistent with past practice, from the date of the Merger Agreement until the Effective Time, and not to take certain actions prior to the closing of the Vectren Merger without the approval of CenterPoint Energy. Vectren has made certain additional customary covenants, including, subject to certain exceptions: (1) to cause a meeting of Vectren’s shareholders to be held to consider approval of the Merger Agreement, (2) not to solicit proposals relating to alternative business combination transactions and not to participate in discussions concerning, or furnish information in connection with, alternative business combination transactions and (3) not to withdraw its recommendation to Vectren’s shareholders regarding the Vectren Merger. In addition, subject to the terms of the Merger Agreement, Vectren, CenterPoint Energy and Merger Sub are required to use reasonable best efforts to obtain all required regulatory approvals, which will include clearance under federal antitrust laws and certain approvals by federal and state regulatory bodies, subject to certain exceptions, including that such efforts not result in a “Burdensome Condition” (as defined in the Merger Agreement). Furthermore, CenterPoint Energy has agreed to use its reasonable best efforts to obtain the financing contemplated by the commitment letter relating to the Bridge Facility (as defined below), as described in “— Vectren Merger Financing.”

Consummation of the Vectren Merger is subject to various conditions, including: (1) approval of the shareholders of Vectren, (2) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (3) receipt of all required regulatory and statutory approvals without the imposition of a “Burdensome Condition,” (4) absence of any law or order prohibiting the consummation of the Vectren Merger and (5) other customary closing conditions, including (a) subject to materiality qualifiers, the accuracy of each party’s representations and warranties, (b) each party’s compliance in all material respects with its obligations and covenants under the Merger Agreement and (c) the absence of a material adverse effect with respect to Vectren and its subsidiaries.

Vectren has set August 28, 2018 as the date for a special meeting of its shareholders to vote on, among other proposals, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Vectren Merger, as well as a nonbinding, advisory proposal to approve compensation that will or may become payable by Vectren to its named executive officers in connection with the Vectren Merger.

On June 15, 2018, CenterPoint Energy and Vectren submitted their filings with the Federal Energy Regulatory Commission and initiated informational proceedings with regulators in Indiana and Ohio. A hearing with Indiana regulators is scheduled to be held on October 17, 2018. On June 18, 2018, CenterPoint Energy and Vectren filed notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission (“FTC”) as required by the Hart-Scott-Rodino Act. On June 20, 2018, CenterPoint Energy and Vectren submitted their filings with the Federal Communications Commission (“FCC”).

On June 26, 2018, CenterPoint Energy and Vectren received notice from the FTC granting early termination of the waiting period under the Hart-Scott-Rodino Act in connection with the Vectren Merger. On July 24, 2018, CenterPoint Energy and Vectren learned that the FCC had completed their review and approved the proposed transfer of certain licenses in connection with the Vectren Merger.

The Merger Agreement contains certain termination rights for both CenterPoint Energy and Vectren, including if the Vectren Merger is not consummated by April 21, 2019 (subject to extension for an additional six months if all of the conditions to closing, other than the conditions related to obtaining regulatory approvals, have been satisfied). The Merger Agreement also provides for certain termination rights for each of CenterPoint Energy and Vectren, and provides that, upon termination of the Merger Agreement under certain specified circumstances, CenterPoint Energy would be required to pay a termination fee of $210.0 million to Vectren, and under other specified circumstances Vectren would be required to pay CenterPoint Energy a termination fee of $150.0 million.

Strategic Rationale of the Vectren Merger

Growth. We believe that the Vectren Merger will result in 1) higher rate-regulated investment, 2) more customers for existing products and services, and 3) additional products and services for existing customers.

Complementary Capabilities. We believe that combining CenterPoint’s and Vectren’s utilities through the Vectren Merger positions us as a customer-centric, technology-focused, energy delivery company of the future.

Reduces Business Risk. We believe that the Vectren Merger will increase scale and geographic and business diversity in attractive jurisdictions and economies and create opportunities for operating efficiencies and potentially lower cost of capital. We also believe that the Vectren Merger will result in an increased percentage of utility earnings and provide for enhanced certainty of consolidated earnings and cash flows.

Bridge Facility Commitment Letter

On April 21, 2018, and in connection with the Merger Agreement, we entered into a commitment letter (the “Commitment Letter”) with Goldman Sachs Bank USA (“Goldman Sachs”) and Morgan Stanley Senior Funding, Inc. (together with Goldman Sachs, the “Initial Lenders”). The Commitment Letter provides that, subject to the conditions set forth therein, the Initial Lenders commit to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $5.0 billion (the “Bridge Facility”) to provide flexibility for the timing of the long-term acquisition financing and to fund, in part, amounts payable by us in connection with the Vectren Merger. The Bridge Facility bears interest at an annual rate equal to LIBOR plus a margin ranging from 1.0% to 2.0%, depending on our credit rating, subject to an increase of 0.25% for each 90 days that elapse after the closing of the Vectren Merger. It is anticipated that some or all of the Bridge Facility will be replaced or repaid by us through the issuance by us of one or a combination of the following: the Series A Preferred Stock offered hereby, common stock, mandatory convertible equity securities, debt securities and commercial paper.

Vectren Merger Financing

The Merger Consideration, as well as associated transaction costs, are expected to be approximately $6.0 billion. We intend to finance the Merger Consideration with net proceeds from the sale of the Series A Preferred Stock offered hereby, as well as a combination of other future issuances by us of common stock, mandatory convertible equity securities, debt securities and commercial paper (the “Additional Financings”), as well as cash on hand. In May 2018, we entered into an amendment to our CenterPoint Energy, Inc. revolving credit facility that will increase the aggregate commitments from $1.7 billion to $3.3 billion, effective upon the earlier of (i) the termination of all commitments by certain lenders to provide the Bridge Facility and (ii) the payment in full of all obligations (other than contingent obligations) under the Bridge Facility and termination of all commitments to advance additional credit thereunder, and in each case, so long as the Merger Agreement has not been terminated pursuant to the terms thereof without consummation of the Vectren Merger. We do not intend to sell Enable common units to finance the Merger Consideration.

Completion of this offering of the Series A Preferred Stock is not contingent upon the completion of the Vectren Merger or upon the consummation of the Additional Financings. Accordingly, failure to consummate the Vectren Merger or any of the Additional Financings will not trigger a redemption of the Series A Preferred Stock offered hereby.

Because the Additional Financings are contemplated to take place in the future, the pro forma financial statements were prepared in accordance with the accounting rules assuming that the Merger Consideration will be financed from drawings under the Bridge Facility and under our revolving credit facility and through the proceeds from the issuance of the Series A Preferred Stock offered hereby. See “Unaudited Pro Forma Condensed Combined Financial Information.” However, we do not intend to draw on the Bridge Facility or our revolving credit facility but rather intend to fund the Merger Consideration with proceeds received from the Additional Financings, in addition to the proceeds from the issuance of the Series A Preferred Stock offered hereby, although there is no guarantee that we will be able to consummate the Additional Financings as planned or at all. As a result, purchasers of our Series A Preferred Stock offered hereby should not place undue reliance on the pro forma information included and incorporated by reference in this prospectus supplement and the accompanying prospectus. See “— Sources and Uses.”

Sources and Uses

The following table sets forth the anticipated sources and uses of funds to pay the Merger Consideration and related fees and expenses and is based on our intention to fund the Merger Consideration with proceeds from the Series A Preferred Stock offered hereby and the Additional Financings. The table assumes that the Vectren Merger, this offering and the Additional Financings are completed simultaneously, although this offering and the Additional Financings are expected to occur at different times before the closing of the Vectren Merger.

We intend to use the net proceeds from this offering and, if completed, the Additional Financings to finance the Merger Consideration and to pay related fees and expenses. However, if any of the Additional Financings are not completed or the aggregate proceeds from the Additional Financings are less than the amount we have assumed for purposes of the following table, we may be required to obtain additional financing, which we may not be able to obtain on terms that are acceptable to us, or at all.

All of the amounts in the following table are assumed and are presented for illustrative and informational purposes only. The information in the following table is based on numerous assumptions and estimates and is subject to other uncertainties, and our actual sources and uses of financing may differ, perhaps substantially, from those reflected in the following table. In addition, the actual amount of proceeds we receive from this offering and the Additional Financings, the actual amount of fees and expenses (including discounts) payable in connection with this offering and the Additional Financings, and the relative mix of common stock, mandatory convertible equity securities, debt securities and commercial paper, issued by us in the Additional Financings may differ, perhaps substantially, from the amounts reflected in the following table and elsewhere in this prospectus supplement. The information below also assumes that we are able to consummate this offering and the Additional Financings upon favorable terms and, thus, we do not draw on the Bridge Facility or our revolving credit facility. The following table reflects the assumptions of our management and therefore does not purport to reflect the actual size and terms of the Additional Financings, if obtained, or the relative mix of common stock, mandatory convertible equity securities or debt securities and commercial paper, issued by us in the Additional Financings. Accordingly, holders of Series A Preferred Stock should not place undue reliance on the information in the following table.

Sources of Funds(1)		Uses of funds(6)
	(Dollars in millions)
Assumption of Vectren debt(2)	$2,500	Assumption of Vectren debt(2)	$2,500
Series A Perpetual Preferred Stock	500	Acquisition of Vectren common shares outstanding	5,982
Other equity and equity-content securities(3)	2,250
Debt(4) and cash on hand	3,232
Bridge Facility(5)	—

Total sources of funds	$8,482	Total uses of funds	$8,482

(1)	All dollar amounts in this column are calculated before deducting estimated underwriting discounts and other fees or expenses.
(2)	We anticipate that Vectren and its subsidiaries will have approximately $2.5 billion of outstanding short-term and long-term debt as of December 31, 2018.
(3)	We intend to raise approximately $2.25 billion from the issuance of a combination of common stock and mandatory convertible equity securities based on then-current market conditions.
(4)	We intend to issue a combination of debt securities and commercial paper.
(5)

Because the Additional Financings are contemplated to take place in the future, the pro forma financial statements were prepared in accordance with the accounting rules assuming that the Merger Consideration will be financed from drawings under the Bridge Facility and under our revolving credit facility and through the proceeds from the issuance of the Series A Preferred Stock offered hereby. See “Unaudited Pro Forma Condensed Combined Financial Information.” However, we do not intend to draw on the Bridge Facility or our revolving credit facility but rather intend to fund the Merger Consideration with proceeds received through the Additional Financings, in addition to the proceeds from the issuance of the Series A Preferred Stock offered hereby, although there is no guarantee that we will be able to consummate the Additional Financings as planned or at all. As a result, purchasers of our Series A Preferred Stock offered hereby should not place undue reliance on the pro forma information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

(6)

Excludes estimated fees and expenses, including underwriting discounts, commitment fees, legal, accounting and other fees and expenses associated with the completion of the Vectren Merger and the financing transactions.

The Offering

Issuer	CenterPoint Energy, Inc.

Securities Offered	shares of our Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share (the “stated amount”).

Maturity	Perpetual (unless redeemed by us on or after August , 2023, or in connection with a Ratings Event (as defined herein)). See “Description of Our Series A Preferred Stock — Redemption” on page S-50 of this prospectus supplement for more information.

Dividends	Dividends on the Series A Preferred Stock will accrue and be cumulative from the date that the Series A Preferred Stock is originally issued and will be payable on each Dividend Payment Date (as defined below) when, as and if declared by our board of directors (or a duly authorized committee of the board) out of legally available funds for such purpose.

Dividend rate, payment and record dates	Holders of Series A Preferred Stock will be entitled to receive out of any funds legally available, when, if and as declared by our board of directors (or a duly authorized committee of the board), cumulative cash dividends:

•

for each dividend period during the period commencing on the original issue date and continuing to, but excluding, August     , 2023 (the “fixed-rate period”), at an annual rate of     % of the stated amount per share payable semi-annually in arrears on the      day of each August and February, respectively, in each year, beginning on February     , 2019; and

•

for each dividend period during the period commencing on August     , 2023 and continuing to, but excluding, the first date, if any, as of which all shares of Series A Preferred Stock have been redeemed (the “floating-rate period”), at an annual rate equal to Three Month LIBOR (as defined herein) for such dividend period plus a spread of     % applied to the stated amount per share payable quarterly in arrears on the      day of each November, February, May and August, respectively, in each year, beginning on November     , 2023.

A pro-rated initial dividend on the Series A Preferred Stock will be paid on February , 2019 in an amount equal to approximately $ per share, when, as and if declared.

See “Description of Our Series A Preferred Stock — Dividends” on page S-47 of this prospectus supplement for more information.

Ranking	The Series A Preferred Stock will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Stock will rank:

•

senior to our common stock and to each other class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made subordinated to the Series A Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding up of our affairs (the “Junior Stock”);

•

on a parity with any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is not expressly made senior or subordinated to the Series A Preferred Stock as to the payment of dividends and amounts payable on a liquidation, dissolution or winding up of our affairs (the “Parity Stock”);

•

junior to any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made senior to the Series A Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding up of our affairs (the “Senior Stock”);

•

junior to all of our existing and future indebtedness (including indebtedness outstanding under our credit facilities, our senior notes and our commercial paper) and other liabilities with respect to assets available to satisfy claims against us; and

•	structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries and capital stock of our subsidiaries held by third parties.

Parity Stock with respect to the Series A Preferred Stock may include series of our preferred stock that have different dividend rates, redemption or conversion features, mechanics, dividend periods (e.g., quarterly rather than semi-annual), payment dates and record dates than the Series A Preferred Stock.

Restrictions on dividends	We will not declare, or pay or set aside for payment, full dividends on the Series A Preferred Stock or any Parity Stock for any dividend period unless full cumulative dividends have been paid or provided for on the Series A Preferred Stock and any Parity Stock through the most recently completed dividend period for each such security. To the extent dividends will not be paid in full on the Series A Preferred Stock, we will take appropriate action to ensure that all dividends declared and paid upon the Series A Preferred Stock and any Parity Stock will be reduced, declared and paid on a pro rata basis on their respective liquidation preferences.

We will not declare or pay, or set aside for payment, dividends on any Junior Stock (other than a dividend payable solely in Junior Stock) unless full cumulative dividends have been or contemporaneously are being paid on all outstanding shares of Series A Preferred Stock and any Parity Stock through the most recently completed respective dividend periods. To the extent a dividend period applicable to a class of Junior Stock or Parity Stock is shorter than the dividend period applicable to the Series A Preferred Stock (e.g., quarterly rather than semi-annual), we may declare and pay regular dividends with respect to such Junior Stock or Parity Stock so long as, at the time of declaration of such dividend, we expect to have sufficient funds to pay the full dividend in respect of the Series A Preferred Stock on the next successive Dividend Payment Date.

Optional redemption	On or after August , 2023, we may, at our option, upon not less than 15 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $1,000 per share, plus any accumulated and unpaid dividends thereon to, but excluding, the redemption date. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness and our Senior Stock.

Special Optional redemption upon a Ratings Event	At any time within 120 days after the conclusion of any review or appeal process instituted by us, if any, following the occurrence of a Ratings Event (as defined below), we may, at our option, redeem the Series A Preferred Stock in whole, but not in part, at a redemption price in cash per share equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding, the redemption date, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness and our Senior Stock.

“Ratings Event” means a change by any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that publishes a rating for us (a “rating agency”) to its equity credit criteria for securities such as the Series A Preferred Stock, as such criteria are in effect as of the original issue date of the Series A Preferred Stock (the “current criteria”), which change results in (i) any shortening of the length of time for which the current criteria are scheduled to be in effect with respect to the Series A Preferred Stock, or (ii) a lower equity credit being given to the Series A Preferred Stock than the equity credit that would have been assigned to the Series A Preferred Stock by such rating agency pursuant to its current criteria.

Conversion, exchange and preemptive rights	The Series A Preferred Stock will not be subject to preemptive rights or be convertible into or exchangeable for any other securities or property at the option of the holder.

Voting rights	Holders of the Series A Preferred Stock generally will not have voting rights.

Whenever dividends on shares of Series A Preferred Stock have not been declared and paid for the equivalent of three or more semi-annual or six or more quarterly dividend periods (including, for the avoidance of doubt, the dividend period beginning on, and including, the original issue date and ending on, but excluding, February , 2019), whether or not consecutive, the holders of such shares of Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock (as defined in “Description of Our Series A Preferred Stock — Voting Rights”) then outstanding, will be entitled at our next annual or special meeting of shareholders to vote for the election of a total of two additional members of our board of directors, subject to certain limitations.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting as a single class, we may not amend our restated articles of incorporation (“articles of incorporation”) or the Statement of Resolution (as defined herein) in a way that would have an adverse effect on the existing powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Stock. For purposes of this voting requirement, any amendment to our articles of incorporation or to the Statement of Resolution (i) relating to the issuance or any increase in authorization of additional shares of preferred stock (subject to the voting rights regarding the issuance of Senior Stock discussed below) and (ii) in connection with a merger or another transaction in which either (x) we are the surviving entity and the Series A Preferred Stock remains outstanding or (y) the Series A Preferred Stock is exchanged for a series of preferred stock of the surviving entity, in either case, with the terms thereof unchanged in any respect materially adverse to the holders of Series A Preferred Stock, will be deemed not to adversely affect the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Stock.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock then outstanding, we may not create or issue any Senior Stock.

Liquidation preference

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of the Series A Preferred Stock will be entitled to receive out of our assets available for distribution to shareholders, after satisfaction of liabilities to creditors, if any, and subject to the rights of holders of Senior Stock and Parity Stock in respect of distributions upon liquidation, dissolution or winding up of CenterPoint Energy, Inc., and before any distribution of assets is made to holders of Junior Stock, a liquidation preference of $1,000 per share. Any accumulated and unpaid dividends on the Series A Preferred Stock and Parity Stock will be paid prior to any distributions in liquidation. If, upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the amounts payable with respect to the liquidation preference or an amount equal to accumulated and unpaid dividends of the Series A Preferred Stock and all Parity Stock, as the case may be, are not paid in full, the holders of the Series A Preferred Stock and any Parity Stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences or amounts equal to accumulated and unpaid dividends, as applicable, to which they are entitled.

Sinking fund	The Series A Preferred Stock will not be subject to any sinking fund requirements.

Tax consequences	See “Material U.S. Federal Income Tax Consequences.”

Risk Factors	You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” beginning on page S-12 of this prospectus supplement before deciding whether to invest in the Series A Preferred Stock.

Use of Proceeds	The net proceeds from this offering, after deducting the underwriting discount and estimated expenses of this offering payable by us, are expected to be approximately $ million.

We intend to use the net proceeds from this offering and the Additional Financings to fund the Merger Consideration and to pay related fees and expenses. See “Summary — Recent Developments — Vectren Merger Financing.”

However, this offering is not contingent on the consummation of the Vectren Merger or the Additional Financings, and there can be no assurance that the Vectren Merger or any Additional Financings will be consummated on the terms described herein or at all. If for any reason the Vectren Merger is not consummated on or prior to April 21, 2019, or the Merger Agreement is terminated at any time prior to such date, then we expect to use the net proceeds from this offering for general corporate purposes, which may include, in our sole discretion, debt repayment, including repayment of commercial paper, capital expenditures, investments and repurchases of our common stock at the discretion of our board of directors. See “Use of Proceeds” in this prospectus supplement.

No Public Trading Market	The Series A Preferred Stock is a new issue of securities with no established trading market. We do not intend to list the Series A

Preferred Stock on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the Series A Preferred Stock.

RISK FACTORS

In addition to the following information about risks, you should consider carefully the risk factors and risks identified or referenced in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Form 10-K”) and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 (“2nd Quarter 2018 Form 10-Q”), which are incorporated by reference in this prospectus supplement and the accompanying prospectus, as they may be amended, supplemented or superseded from time to time by other reports that we subsequently file with the Securities and Exchange Commission (the “SEC”), together with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in the Series A Preferred Stock.

Risks Related to the Series A Preferred Stock

The Series A Preferred Stock represents a perpetual equity investment in CenterPoint Energy, and holders of Series A Preferred Stock should not expect us to redeem the Series A Preferred Stock on the date the Series A Preferred Stock becomes redeemable by us or on any particular date afterwards.

The Series A Preferred Stock represents a perpetual equity investment in CenterPoint Energy, has no maturity or mandatory redemption date and is not redeemable at the option of holders of Series A Preferred Stock under any circumstances. As a result, unlike our indebtedness, the Series A Preferred Stock will not give rise to a claim for payment of a principal amount at a particular date. Instead, the Series A Preferred Stock may be redeemed by us at our option (i) on or after August         , 2023, from time to time and in whole or in part, at a redemption price in cash per share equal to $1,000, or (ii) following the occurrence of a Ratings Event, in whole, but not in part, at a redemption price in cash per share equal to $1,020, in each case out of funds legally available for such redemption and plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding, the redemption date, whether or not declared. Any decision we may make at any time to redeem the Series A Preferred Stock will depend upon, among other things, our evaluation of our capital position and general market conditions at that time. In addition, the instruments governing our outstanding indebtedness or any Senior Stock may limit our ability to redeem the Series A Preferred Stock.

As a result, holders of the Series A Preferred Stock may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time. Moreover, holders of the Series A Preferred Stock will not have any rights of conversion or exchange for other equity interests in us. The Series A Preferred Stock will rank junior to all our current and future indebtedness. The Series A Preferred Stock will also rank junior to any Senior Stock we may issue in the future with respect to assets available to satisfy claims against us.

We are a holding company with no operations or operating assets of our own. As a result, we depend on distributions from our subsidiaries and from Enable to meet our payment obligations and for the ability to pay dividends on the Series A Preferred Stock, and provisions of applicable law or contractual restrictions could limit the amount of those distributions.

We derive all of our operating income from, and hold all of our assets through, our subsidiaries, including our interests in Enable. As a result, we depend on distributions from our subsidiaries and Enable to meet our payment obligations and for our ability to declare and pay dividends, including dividends on the Series A Preferred Stock. In general, our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, limit our subsidiaries’ and Enable’s ability to make payments or other distributions to us, and our subsidiaries or Enable could agree to contractual restrictions on their ability to make distributions.

Our right to receive any assets of any subsidiary, and therefore the right of our holders of the Series A Preferred Stock to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be effectively subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us.

Dividends are payable on the Series A Preferred Stock only when, as and if declared and only out of funds legally available therefor.

Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, dividends on the Series A Preferred Stock are payable when, as and if declared by our board of directors (or a duly authorized committee of the board), and only out of funds legally available therefor. In addition, we may become subject to contractual restrictions on our ability to pay dividends in the future, whether under indebtedness or otherwise. Therefore, although dividends are cumulative on the Series A Preferred Stock, you cannot be certain that dividends will be paid on the Series A Preferred Stock on the dividend payment dates described herein, or at all.

The Series A Preferred Stock is equity and therefore is subordinated to our existing and future indebtedness.

The Series A Preferred Stock is subordinated to all of our existing and future indebtedness (including without limitation indebtedness outstanding under our credit facilities, our senior notes and our commercial paper) we may issue in the future with respect to assets available to satisfy claims against us. As of June 30, 2018, we, on an unconsolidated basis, had approximately $1.4 billion aggregate principal amount of indebtedness outstanding, $1.3 billion of which was unsecured and unsubordinated. Excluding subsidiaries issuing transition and system restoration bonds, as of June 30, 2018, our subsidiaries had approximately $6.1 billion aggregate principal amount of third-party indebtedness outstanding, of which approximately $3.3 billion was secured, as well as other liabilities. In addition, we had the ability to borrow an additional $2.3 billion under our credit facilities and commercial paper program, collectively, subject to certain limitations. As of June 30, 2018, we have also entered into the Commitment Letter with a syndicate of banks providing, subject to customary conditions, for a $5.0 billion, 364-day senior unsecured Bridge Facility to backstop a portion of our obligation to pay the Merger Consideration.

The terms of the Series A Preferred Stock do not limit our ability to incur additional indebtedness. In connection with our financing of the Merger Consideration, we intend to issue debt securities and commercial paper, as part of the Additional Financings, which, along with our other outstanding indebtedness, will be senior to the Series A Preferred Stock. If we complete such a debt offering, we expect that we will use the net proceeds from that offering to partially finance the Merger Consideration. There can be no assurance that we will consummate any Additional Financings.

The payment of principal and interest on our debt reduces the cash available for payment of dividends on our capital stock, including the Series A Preferred Stock.

Our ability to issue additional shares of Series A Preferred Stock and Parity Stock in the future could adversely affect the rights of holders of the Series A Preferred Stock.

We are allowed to issue additional shares of Series A Preferred Stock or Parity Stock without any vote of the holders of the Series A Preferred Stock. For example, in connection with financing a portion of the consideration for the Vectren Merger, we may issue other classes of preferred stock that would constitute Parity Stock. The issuance of any Parity Stock (including additional shares of Series A Preferred Stock) would have the effect of reducing the amount of funds available to the holders of the shares of Series A Preferred Stock upon our liquidation, dissolution or winding up if we do not have sufficient funds to pay all liquidation preferences of the Series A Preferred Stock and Parity Stock in full. It also would reduce amounts available to pay dividends on the shares of Series A Preferred Stock if we do not have sufficient funds to pay dividends on all outstanding Series A Preferred Stock and Parity Stock. See “Description of Our Series A Preferred Stock — Dividends — Payment of

Dividends” herein. In addition, future issuances and sales of Parity Stock (including additional shares of Series A Preferred Stock), or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series A Preferred Stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

The Series A Preferred Stock may be subordinate to other preferred stock we may issue in the future.

The Series A Preferred Stock will be junior as to payment of dividends and preferences to any class or series of our preferred stock that may be issued (with the requisite consent of the holders of the Series A Preferred Stock and all other voting preferred stock then outstanding, voting together as a single class) in the future that is Senior Stock. For example, if at any time we have failed to pay, on the applicable payment date, accrued dividends on any of those shares of Senior Stock, we may not pay any dividends on the Series A Preferred Stock or redeem or otherwise repurchase any shares of Series A Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the shares of Senior Stock, which must, under the terms of such shares, be paid before we may pay dividends on, or redeem or repurchase, the Series A Preferred Stock. In addition, in the event of any liquidation, dissolution or winding up of CenterPoint Energy, holders of the Series A Preferred Stock will not be entitled to receive the liquidation preference of their shares until we have paid or set aside an amount sufficient to pay in full the liquidation preference of any class or series of Senior Stock.

As a holder of Series A Preferred Stock you will have extremely limited voting rights.

Your voting rights as a holder of Series A Preferred Stock will be extremely limited. You will have no right to vote for any members of our board of directors except in the case of certain dividend arrearages. If dividends on any shares of the Series A Preferred Stock have not been declared and paid for the equivalent of three or more semi-annual or six or more quarterly dividend periods (including, for the avoidance of doubt, the dividend period beginning on, and including, the original issue date (as defined below) and ending on, but excluding, February     , 2019), whether or not for consecutive dividend periods, the holders of such shares of Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock then outstanding, will be entitled at our next annual or special meeting of shareholders to vote for the election of a total of two additional members of our board of directors, subject to the terms and limitations described under “Description of Our Series A Preferred Stock — Voting Rights.”

We have the right under certain circumstances to redeem the Series A Preferred Stock prior to August     , 2023 and may redeem the Series A Preferred Stock at our option, in whole or in part, on and after that date. You may not be able to reinvest the redemption price you receive in a similar security.

We may redeem the Series A Preferred Stock prior to August     , 2023 upon the occurrence of a Ratings Event. Additionally, on or after August     , 2023 we may redeem the Series A Preferred Stock at any time from time to time in whole or in part for cash.

If we redeem the Series A Preferred Stock for any reason, you may not be able to reinvest the redemption proceeds you receive in a similar security. See “Description of Our Series A Preferred Stock — Redemption” for more information on redemption of the Series A Preferred Stock.

The Series A Preferred Stock is not convertible into our common stock at any time and does not have any protection in the event of a change of control.

The Series A Preferred Stock is not convertible into our common stock at any time. In addition, the terms of the Series A Preferred Stock will not contain any provisions that protect the holders of the Series A Preferred Stock in the event that we experience a change of control. Holders of Series A Preferred Stock will have no voting rights with respect to any merger or other transaction in which either (x) we are the surviving entity and the Series A Preferred Stock remains outstanding or (y) the Series A Preferred Stock is exchanged for a series of preferred stock of the surviving entity, in either case, with the terms thereof unchanged in any respect materially adverse to the holders of Series A Preferred Stock. Additionally, a consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

A change in our credit rating or the rating of the Series A Preferred Stock could adversely affect the market price of the Series A Preferred Stock.

The Series A Preferred Stock expects to receive ratings from Moody’s, S&P and Fitch. Rating agencies revise their ratings from time to time and could lower or withdraw any rating issued with respect to the Series A Preferred Stock. Any real or anticipated downgrade or withdrawal of any ratings of the Series A Preferred Stock could have an adverse effect on the market price or liquidity of the Series A Preferred Stock.

On April 24, 2018, Moody’s placed CenterPoint Energy, Inc.’s credit ratings for its senior unsecured debt on negative outlook and S&P placed its long-term ratings on CenterPoint Energy Inc. on CreditWatch with negative implications. Moody’s and S&P indicated that their actions were triggered by the proposed acquisition of Vectren and our expected increased leverage relating to our proposed financing of the Vectren Merger. Moody’s indicated that a one notch downgrade is likely if the Vectren Merger is financed as we have proposed. S&P, however, noted that its ratings action reflected the potential of a one to two notch downgrade. By maintaining our current business risk profile and issuing the Series A Preferred Stock offered hereby and a sufficient amount of common stock and mandatory convertible equity securities as part of the Additional Financings, we are targeting a BBB or better credit rating upon consummation of the Vectren Merger. A BBB rating would reflect a one notch downgrade from our current credit rating. Our targeted credit rating, however, is highly dependent on our ability to issue the Series A Preferred Stock offered hereby and the common stock and mandatory convertible equity securities as part of the Additional Financings, which is subject to market conditions and a number of other risks and uncertainties. Accordingly, we cannot guarantee that we will be able to achieve our targeted rating. Both agencies also indicated that a downgrade could occur at or before the closing of the Vectren Merger. Any downgrade of our credit ratings on our senior unsecured debt would result in a corresponding downgrade for the ratings on the Series A Preferred Stock. The negative outlook by Moody’s and S&P, any downgrade of our credit ratings by S&P, Fitch Ratings, Moody’s or any other rating agency, or any additional negative outlook on our credit ratings may adversely affect the market price of our debt securities, common stock and Series A Preferred Stock and could make it more costly for us to issue debt securities, to borrow under our credit facilities and to raise certain other types of financing, including in connection with the Vectren Merger.

Ratings reflect only the views of the issuing rating agency or agencies and are not recommendations to purchase, sell or hold any particular security, including the Series A Preferred Stock. In addition, ratings do not reflect market prices or suitability of a security for a particular investor, and any future rating of the Series A Preferred Stock may not reflect all risks related to us and our business or the structure or market value of the Series A Preferred Stock.

There is no prior public market for the Series A Preferred Stock, and we cannot assure you that any public market will develop or be sustained after this offering. In addition, the lack of a fixed redemption date for the Series A Preferred Stock will increase your reliance on the secondary market for liquidity purposes.

The Series A Preferred Stock will constitute a new issue of securities without an established trading market. We do not intend to list the Series A Preferred Stock on any securities exchange or to seek approval for quotations through any automated quotation system. As a result, a market may not develop for the Series A Preferred Stock, and you may not be able to sell your shares of Series A Preferred Stock. In addition, since the Series A Preferred Stock has no stated maturity date, and we have no obligation to redeem the Series A Preferred Stock at any time, holders of Series A Preferred Stock seeking liquidity will be limited to selling their shares of Series A Preferred Stock in the secondary market absent redemption by us. In addition, the condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the Series A Preferred Stock. Accordingly, you may be required to bear the financial risk of an investment in the Series A Preferred Stock for an indefinite period of time. There can be no assurance that a market for the Series A Preferred Stock will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the Series A Preferred Stock may be adversely affected.

Market interest rates may adversely affect the value of the Series A Preferred Stock, and the dividend payable on the Series A Preferred Stock will vary on and after August     , 2023 based on market interest rates.

One of the factors that will influence the price of the Series A Preferred Stock will be the dividend yield on the Series A Preferred Stock (as a percentage of the price of the Series A Preferred Stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of the Series A Preferred Stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available to pay dividends to our shareholders, including the holders of the Series A Preferred Stock. Accordingly, higher market interest rates could cause the market price of the Series A Preferred Stock to decrease.

In addition, on and after August     , 2023, the Series A Preferred Stock will have a floating dividend rate set equal to a floating rate of the then-current three-month LIBOR plus a spread of     % per annum. The per annum dividend rate that is determined on the relevant determination date will apply to the entire quarterly period following such determination date even if LIBOR increases during that period. As a result, the holders of the Series A Preferred Stock will be subject to risks associated with fluctuation in interest rates and the possibility that holders of Series A Preferred Stock will receive dividends that are lower than expected or lower than the fixed rate during the initial period. We have no control over a number of factors, including economic, financial and political events, that impact market fluctuations in interest rates, which have in the past and may in the future experience volatility.

If LIBOR is discontinued, dividends on the Series A Preferred Stock during the floating-rate period may be calculated using another base rate.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR (including the three-month LIBOR rate) after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Based on the foregoing, it appears likely that LIBOR will be discontinued or modified by 2021. Under the terms of the Series A Preferred Stock, the dividend rate on the Series A Preferred Stock for each dividend period during the floating-rate period is based on three-month LIBOR. If the calculation agent is unable to determine three-month LIBOR based on screen-based reporting of that base rate, and if the calculation agent is also unable to obtain suitable quotations for three-month LIBOR from reference banks, then the calculation agent will determine three-month LIBOR in its sole discretion after consulting with us and such sources as it deems comparable or reasonable. In addition, if the calculation agent determines on the relevant dividend determination date that three-month LIBOR for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the calculation agent will use as a substitute for three-month LIBOR, the alternative reference rate selected by the central bank, reserve bank, monetary authority or similar institution that is consistent with accepted market practice. In such instances, the calculation agent may determine what business day convention to use, the definition of business day, the dividend determination date and any other relevant methodology for calculating such substitute base rate, including any adjustment factor needed to make such substitute base rate comparable to the three-month LIBOR base rate, in a manner that is consistent with accepted market practice, with respect to the calculation of dividends on the Series A Preferred Stock during the floating-rate period. If the calculation agent determines that the three-month LIBOR has been discontinued and no market accepted substitute rate has been determined, then three-month LIBOR used to determine the applicable dividend rate will be the last available three-month LIBOR as determined by the calculation agent. Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to the applicable dividend rate on the Series A Preferred Stock during the floating-rate period, which could adversely affect the return on, value of and market for the Series A Preferred Stock. The calculation agent has not been appointed, and we will appoint a calculation agent for the Series A Preferred Stock prior to the commencement of the floating-rate period.

Regulation and reform of interest rate “benchmarks,” including LIBOR, may cause such “benchmarks” to perform differently than in the past, to disappear entirely or to have other consequences which cannot be predicted.

LIBOR and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of recent international, national and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the return on, value of and market for the Series A Preferred Stock. Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of LIBOR and other “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of such “benchmarks” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the disappearance of certain “benchmarks.” In particular, changes in the manner of administration of LIBOR could result in adverse consequences to the applicable dividend rate on the Series A Preferred Stock during the floating-rate period, which could adversely affect the return on, value of and market for the Series A Preferred Stock.

This offering is not contingent upon the completion of the Vectren Merger. If the Vectren Merger is not completed, we will have broad discretion on the use of the net proceeds of this offering.

This offering is not contingent upon the completion of the Vectren Merger. Accordingly, your purchase of shares of Series A Preferred Stock in this offering may be an investment in CenterPoint Energy on a stand-alone basis without any of the assets of Vectren or anticipated benefits of the Vectren Merger. We will have broad discretion to use the net proceeds of this offering if the Vectren Merger does not occur. If for any reason the proposed Vectren Merger is not consummated, then we expect to use the net proceeds of this offering for general corporate purposes, which may include, in our sole discretion, debt repayment, including repayment of commercial paper, capital expenditures, investments and repurchases of our common stock at the discretion of our board of directors. See “Use of Proceeds.”

CenterPoint Energy expects to incur significant additional indebtedness in connection with the Vectren Merger. As a result, it may be more difficult for CenterPoint Energy to pay or refinance its debts or take other actions, and CenterPoint Energy may need to divert cash to fund debt service payments.

As discussed under “Summary — Recent Developments — Vectren Merger Financing” and “Summary —Recent Developments — Sources and Uses,” CenterPoint Energy expects to incur significant additional indebtedness to finance the Merger Consideration and related transaction costs. The Vectren Merger will constitute a “Change of Control” under the governing documents of approximately $1.3 billion of debt of Vectren subsidiaries. While the Vectren Merger will not result in an event of default under such debt documents nor will it compel holders of such debt to tender their debt, the Vectren subsidiaries will be required to offer to repurchase such debt at par upon the closing of the Vectren Merger. Moreover, although CenterPoint Energy plans to fund a significant portion of the Merger Consideration through sales of the Series A Preferred Stock offered hereby and common stock and mandatory convertible equity securities, to the extent it is unable to do so, the amount of indebtedness it will incur to finance the Vectren Merger and associated fees and costs will likely increase, perhaps substantially. The increase in CenterPoint Energy’s debt service obligations resulting from this additional indebtedness could have a material adverse effect on the results of operations, financial condition and prospects of the combined company.

CenterPoint Energy’s increased indebtedness could:

•

make it more difficult or costly for CenterPoint Energy to pay or refinance its debts as they become due, particularly during adverse economic and industry conditions, because a decrease in revenues or increase in costs could cause cash flow from operations to be insufficient to make scheduled debt service payments;

•

limit CenterPoint Energy’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry sectors in which it operates and, consequently, put CenterPoint Energy at a competitive disadvantage to its competitors that have less debt;

•

require a substantial portion of CenterPoint Energy’s available cash to be used for debt service payments, thereby reducing the availability of its cash to fund working capital, capital expenditures, development projects, acquisitions, dividend payments and other general corporate purposes, which could harm CenterPoint Energy’s prospects for growth and the market price of its common stock, Series A Preferred Stock and debt securities, among other things;

•

result in a downgrade in the credit ratings on CenterPoint Energy’s indebtedness or the Series A Preferred Stock (including as a result of actions by rating agencies as described above under “— A change in our credit rating or the rating of the Series A Preferred Stock could adversely affect the market price of the Series A Preferred Stock”), which could limit CenterPoint Energy’s ability to borrow additional funds, increase the interest rates under its credit facilities and under any new indebtedness it may incur, and reduce the trading prices of its outstanding debt securities and Series A Preferred Stock;

•	make it more difficult for CenterPoint Energy to raise capital to fund working capital, make capital expenditures, pay dividends, pursue strategic initiatives or for other purposes;

•	result in higher interest expense in the event of increases in interest rates on CenterPoint Energy’s current or future borrowings subject to variable rates of interest; and

•

require that additional materially adverse terms, conditions or covenants be placed on CenterPoint Energy under its debt instruments, which covenants might include, for example, limitations on additional borrowings and specific restrictions on uses of our assets, as well as prohibitions or limitations on our ability to create liens, pay dividends, receive distributions from its subsidiaries, redeem or repurchase its capital stock or make investments, any of which could hinder CenterPoint Energy’s access to capital markets and limit or delay its ability to carry out its capital expenditure program.

Based on the current and expected results of operations and financial condition of CenterPoint Energy and its subsidiaries and the anticipated financing structure for the Vectren Merger, CenterPoint Energy believes that its cash flow from operations, together with the proceeds from borrowings, issuances of equity and debt securities in the capital markets and distributions from its interests in Enable will generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under CenterPoint Energy’s and its current subsidiaries’ existing credit facilities, indentures and other instruments governing their outstanding indebtedness and under the indebtedness anticipated to be incurred to fund the Merger Consideration. However, CenterPoint Energy’s expectation is subject to numerous estimates, assumptions and uncertainties, and there can be no assurance that CenterPoint Energy will be able to make such payments of principal and interest or repay or refinance such borrowings and obligations when due. Vectren and its subsidiaries will not guarantee any indebtedness of CenterPoint Energy or any of its other subsidiaries, nor will any of them have any obligation to provide funds, whether in the form of dividends, loans or otherwise, to enable CenterPoint Energy to pay dividends on its common stock or the Series A Preferred Stock or CenterPoint Energy and its other subsidiaries to make required debt service payments. As a result, the Vectren Merger will substantially increase CenterPoint Energy’s debt service obligations without any assurance that CenterPoint Energy will receive any cash from Vectren or any of its subsidiaries to assist CenterPoint Energy in servicing its indebtedness, paying dividends on its common stock and Series A Preferred Stock or meeting its other cash needs.

CenterPoint Energy is committed to maintaining its credit ratings at investment grade. To maintain these credit ratings, CenterPoint Energy may consider it appropriate to reduce the amount of its indebtedness outstanding following the Vectren Merger. CenterPoint Energy may seek to reduce this indebtedness with the proceeds from the issuance of additional shares of Series A Preferred Stock or Parity Stock, which may dilute the voting rights and economic interests of holders of the Series A Preferred Stock. However, the ability of CenterPoint Energy to raise additional equity financing after completion of the Vectren Merger will be subject to market conditions and a number of other risks and uncertainties, including whether the results of operations of the combined company meet the expectations of investors and securities analysts. There can be no assurance that CenterPoint Energy will be able to issue additional shares of its common stock or other equity securities (including Series A Preferred Stock or Parity Stock) after the Vectren Merger on terms that it considers acceptable or at all, or that CenterPoint Energy will be able to reduce the amount of its outstanding indebtedness after the Vectren Merger, should it elect to do so, to a level that permits it to maintain its investment grade credit ratings.

If the proposed Vectren Merger is consummated and this offering or the equity portion of the Additional Financings is not completed (or results in aggregate net cash proceeds significantly less than contemplated by this prospectus supplement), we may incur a substantially greater amount of debt than we anticipate, including borrowings under the Bridge Facility or our revolving credit facility or commercial paper program. This additional debt could adversely affect our business, including by restricting our ability to engage in additional transactions or incur additional indebtedness or resulting in a downgrade or other adverse action with respect to our credit rating.

In connection with the proposed Vectren Merger, we expect to incur up to approximately $3.23 billion of additional indebtedness as part of the Additional Financings, and if and to the extent this offering or the equity portion of the Additional Financings are not completed (for any reason, including satisfying all closing conditions, including regulatory requirements, faster than anticipated) or are completed for less proceeds than anticipated, we would fund any shortfall with additional indebtedness, which may include borrowings under the Bridge Facility or our revolving credit facility or commercial paper program. In all cases, following the completion of the proposed Vectren Merger, we will continue to have a significant amount of debt outstanding. Our net consolidated borrowing costs, which cannot be predicted at this time, will depend on rates in effect from time to time, the structure of the debt, taxes and other factors.

In addition, any borrowings under the Bridge Facility will mature 364 days after they are incurred. We may not be able to refinance borrowings under the Bridge Facility on favorable terms or at all before their maturity. In addition, the interest rate applicable to borrowings under the Bridge Facility will increase at the end of each three-month period after the borrowing date. Accordingly, we may incur additional interest expense if we are unable to refinance borrowings under the Bridge Facility before the interest rate increases take effect.

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our credit ratings at any time will reflect each rating organization’s then opinion of our financial strength, operating performance and ability to meet our debt obligations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future. Any reduction in our credit ratings may limit our ability to borrow at interest rates consistent with the interest rates that have been available to us prior to the proposed Vectren Merger, and may subject us to additional covenants under our debt instruments. Any impairment of our ability to obtain future financing on favorable terms could have an adverse effect on our ability to refinance the Bridge Facility, if drawn, with the issuance of debt securities and commercial paper or alternatives to the Bridge Facility on terms more favorable than under the Bridge Facility.

The unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus is presented for illustrative purposes only and does not purport to represent what the financial position or results of operations of the combined company would have been had the Vectren Merger been completed on the dates assumed for purposes of that pro forma information, nor does it represent the actual financial position or results of operations of the combined company following the Vectren Merger, if consummated.

The unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus is presented for illustrative purposes only, is based on numerous adjustments, assumptions and estimates, is subject to numerous other uncertainties and does not purport to reflect what the combined company’s financial position or results of operations would have been had the Vectren Merger been completed as of the dates assumed for purposes of that pro forma financial information, nor does it reflect the financial position or results of operations of the combined company following the Vectren Merger, if consummated.

Because the Additional Financings are contemplated to take place in the future, the pro forma financial statements were prepared in accordance with the accounting rules assuming that the Merger Consideration will be financed from drawings under the Bridge Facility and under our revolving credit facility and through the proceeds from the issuance of the Series A Preferred Stock offered hereby. See “Unaudited Pro Forma Condensed Combined Financial Information.” However, we do not intend to draw on the Bridge Facility or our revolving credit facility but rather intend to fund the Merger Consideration with proceeds received through the Additional Financings, in addition to the proceeds from the issuance of the Series A Preferred Stock offered hereby, although there is no guarantee that we will be able to consummate the Additional Financings as planned or at all. As a result, purchasers of our Series A Preferred Stock offered hereby should not place undue reliance on the pro forma information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

For purposes of the unaudited pro forma condensed combined financial information, the estimated Merger Consideration has been preliminarily allocated to the identifiable assets acquired and liabilities assumed based on limited information presently available to estimate fair values. The Merger Consideration will be allocated among the relative fair values of the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the date of the Vectren Merger. The relative fair values of the assets acquired and liabilities assumed are estimates, which are subject to change pending further review. The actual amounts recorded at the completion of the Vectren Merger, if completed, may differ materially from the information presented in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has also been prepared on the assumption that the Vectren Merger and the related financings will be completed on the terms and in accordance with the assumptions set forth under “Unaudited Pro Forma Condensed Combined Financial Information” included in this prospectus supplement and incorporated by reference in this prospectus supplement and the accompanying prospectus. Any changes in these assumptions would result in a change in the unaudited pro forma condensed combined financial information, which could be material. In addition, because none of the potential methods of financing the Vectren Merger will be contingent upon completion of any of the other, it is possible that one or more of such methods of financing will not be completed. It is also possible that such financings, if completed, will not generate the anticipated amount of net proceeds, which may require us to obtain additional or alternative financing, and we may not be able to obtain additional or alternative financing on terms we consider acceptable, or at all. See “Unaudited Pro Forma Condensed Combined Financial Information” and each of our and Vectren’s consolidated financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our and Vectren’s actual financial positions and results of operations prior to the Vectren Merger and that of the combined company following the Vectren Merger, if consummated, may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, the assumptions or estimates used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate and may be affected by a broad range of factors.

Although the unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement includes sensitivity analyses that are intended to assist you in quantifying the impact of changes in certain of the assumptions used in preparing such pro forma information, those sensitivity analyses reflect the pro forma impact of only a limited number of those assumptions and therefore do not allow you to quantify the impact of changes in any of the other assumptions made in calculating this pro forma information and changes in certain of those other assumptions may have a material impact on the unaudited pro forma condensed combined financial information. Likewise, the sensitivity analyses we have provided do not necessarily address the impact of all possible changes in the relevant assumptions. We have not updated the unaudited pro forma condensed combined financial information to reflect any of the other actual terms of this offering.

As a result of the foregoing, purchasers of shares of Series A Preferred Stock should not place undue reliance on unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

If we incur indebtedness or issue debt securities to finance a portion of the Merger Consideration, and we do not complete the Vectren Merger on or before a specified date or if other specified events occur, we may be required or permitted to redeem or repay any such indebtedness or debt securities. We may not have the financial resources necessary to effect such redemption or repayment. It is possible that our failure to complete the Vectren Merger or the expenditure of our funds to redeem or repay any indebtedness incurred as part of the Additional Financings may have a material adverse effect on the market price of the Series A Preferred Stock.

We expect to incur a substantial amount of additional indebtedness as part of the Additional Financings. See “Summary — Recent Developments — Sources and Uses.” To the extent we incur indebtedness or issue debt securities as all or part of the Additional Financings and we do not complete the Vectren Merger by a specified date or if certain other specified events, such as termination of the Merger Agreement, occur, we may be required or permitted to redeem or repay some or all of such indebtedness and debt securities and that the redemption or repayment price will include a premium, which premium could be substantial. Likewise, if the Additional Financings include the issuance of additional shares of our preferred stock, we may be required or permitted to redeem that preferred stock if the Vectren Merger does not occur by a specified date or other specified events occur and the redemption price may also include a premium, which premium could be substantial.

We may not be required to deposit the proceeds from the Additional Financings into an escrow account pending completion of the Vectren Merger or to grant any security interest or other lien on those proceeds to secure any required repayment or redemption of any Additional Financings. If we are required to redeem or repay any indebtedness or debt securities issued in the Additional Financings, our ability to pay the redemption or repayment price may be limited by our financial resources at the time and the terms of our debt instruments or other instruments and agreements and it is possible that we will not have sufficient financial resources available to satisfy our obligation to effect such redemption or repayment. Any failure to pay the mandatory redemption or repayment price of any Additional Financings as and when required could have a material adverse effect on our business, results of operations and financial condition and the market price of our securities, including the Series A Preferred Stock, or any indebtedness incurred or other securities issued as part of the Additional Financings. It is possible that our failure to complete the Vectren Merger, or the expenditure of our funds to redeem or repay any Additional Financings, may have a material adverse effect on the market price of the Series A Preferred Stock.

The Vectren Merger will significantly increase our goodwill and other intangible assets.

Following the Vectren Merger we will have a significant amount of goodwill and other intangible assets on our consolidated financial statements that are subject to impairment based upon future adverse changes in our business or prospects. The impairment of any goodwill and other intangible assets may have negative impact on our consolidated results of operations.

Litigation filed against Vectren and the members of the Vectren board of directors could prevent or delay the consummation of the Vectren Merger or result in the payment of damages following completion of the Vectren Merger.

In connection with the Vectren Merger, seven purported Vectren shareholders filed separate lawsuits against Vectren and the members of the Vectren board of directors under the federal securities laws in the United States District Court for the Southern District of Indiana challenging the adequacy of the disclosures made in Vectren’s proxy statement in connection with the Vectren Merger. All seven actions allege violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder based on various alleged omissions of material information from the proxy statement.

The lawsuits seek, among other things, to enjoin the Vectren Merger or, if the Vectren Merger is consummated, to rescind the Vectren Merger or award rescissory damages, and other relief. The outcome of any such litigation is uncertain. If dismissals are not granted or a settlement is not reached, the lawsuits could prevent or delay completion of the Vectren Merger and result in substantial costs to CenterPoint Energy, including any costs associated with indemnification. Additional lawsuits may be filed against Vectren or the directors and officers of Vectren in connection with the Vectren Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Vectren Merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount but before deducting estimated offering expenses payable by us, will be approximately $        million.

We intend to use net proceeds from this offering and the Additional Financings to fund the Merger Consideration and to pay related fees and expenses. See “Summary — Recent Developments.” However, this offering is not contingent on the completion of the Vectren Merger or the Additional Financings, and there can be no assurance that the Vectren Merger or any Additional Financings will be consummated on the terms described herein or at all. If for any reason the proposed Vectren Merger is not consummated on or prior to April 21, 2019, or the Merger Agreement is terminated at any time prior to such date, then we expect to use the net proceeds from this offering for general corporate purposes, which may include, in our sole discretion, debt repayment, including repayment of commercial paper, capital expenditures, investments and repurchases of our common stock at the discretion of our board of directors.

Pending application of the net proceeds of this offering for the foregoing purposes, we expect to use the net proceeds to repay commercial paper and other short-term indebtedness that were issued or incurred for general corporate and working capital purposes or invest such net proceeds in various instruments which may include, but would not be limited to, short- and intermediate-term, interest-bearing obligations, including bank deposits and certificates of deposit with financial institutions having investment-grade ratings, U.S. government obligations or money market funds primarily invested in securities issued by the U.S. government or its agencies.

On June 30, 2018, we had $565 million of commercial paper borrowings, which had a weighted-average maturity of 17 days and a weighted-average interest rate of 2.37%. For information regarding the interest rate and maturity of our other debt, see Note 13 to our Financial Statements in the 2017 Form 10-K as updated by our other filings with the SEC.

RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. The ratios are calculated pursuant to the applicable rules of the SEC.

	Six Months Ended June 30,	Year Ended December 31,
	2018(1)	2017	2016	2015	2014(2)	2013(2)
Ratio of earnings to fixed charges	1.69	3.70	2.74	2.67	2.79	2.42
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.69	3.70	2.74	2.67	2.79	2.42

(1)	We do not believe that the ratio for the six-month period is necessarily indicative of the ratio for the twelve-month period due to the seasonal nature of our business.
(2)

Excluded from the computation of fixed charges for the years ended December 31, 2014, and 2013 is interest expense of $3 million and interest income of $6 million respectively, which is included in income tax expense.

(3)

We had no preferred stock outstanding for any period presented above and, accordingly, our ratios of earnings to combined fixed charges and preferred stock dividends are the same as our ratios of earnings to fixed charges.

CAPITALIZATION

The following table sets forth our consolidated short-term debt and capitalization as of June 30, 2018:

•	on an actual basis; and

•

as adjusted to give effect to the issuance and sale of the Series A Preferred Stock offered hereby (but not the use of proceeds therefrom to pay the Merger Consideration or related fees and expenses or, pending such uses, to repay commercial paper or other short- term indebtedness).

The following table does not give effect to (1) any potential issuance and sale of common stock or mandatory convertible equity securities or (2) the incurrence of any indebtedness, including the issuance of debt securities and commercial paper or drawing on the Bridge Facility or our revolving credit facility, to finance a portion of the Merger Consideration and related fees and expenses.

This table should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2017 Form 10-K and our 2nd Quarter 2018 Form 10-Q.

	June 30, 2018
	Actual	As Adjusted
	(In millions)
Short-Term Debt:
Short-term borrowings	$—	$—
Current portion of Transition and System Restoration Bonds	446	446
Indexed Debt, net(1)	26	26
Current portion of other long-term debt	50	50

Total Short-Term Debt	522	522

Long-Term Debt:
Transition and System Restoration Bonds, net	1,193	1,193
Other, net	6,567	6,567

Total Long-Term Debt, net	7,760	7,760

Total Debt	8,282	8,282

Shareholders’ Equity
Preferred stock, $0.01 par value, 20,000,000 shares authorized, none outstanding, actual; shares of Series A Preferred Stock outstanding as adjusted for this offering	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 431,547,782 shares outstanding, actual and as adjusted for this offering	4
Additional paid-in capital	4,215
Retained Earnings	513
Accumulated other comprehensive loss	(62)

Total Shareholders’ Equity	4,670

Total Capitalization and Short-Term Debt	$12,952

(1)

As of June 30, 2018, the outstanding principal amount of 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) was approximately $828 million and the contingent principal amount was approximately $484 million. Interest is paid quarterly on the principal amount at 2% per year plus a “pass-through” of any dividend on the reference shares of AT&T Inc. and Charter Communications, Inc. common stock. At maturity or upon redemption, holders of ZENS will receive cash equal to the higher of the contingent principal amount or the value of the reference shares.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Financial Statements (pro forma financial statements) have been derived from the historical consolidated financial statements of CenterPoint Energy, Inc. (CenterPoint Energy) and Vectren Corporation (Vectren). The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•

the consolidated financial statements of CenterPoint Energy as of and for the year ended December 31, 2017, included in CenterPoint Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (SEC) on February 22, 2018 and incorporated by reference herein;

•

the unaudited consolidated financial statements of CenterPoint Energy as of and for the six months ended June 30, 2018, included in CenterPoint Energy’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the SEC on August 3, 2018 and incorporated by reference herein;

•

the consolidated financial statements of Vectren as of and for the year ended December 31, 2017, attached as Exhibit 99.1 to CenterPoint Energy’s Current Report on Form 8-K filed with the SEC on August 14, 2018 and incorporated by reference herein; and

•

the unaudited consolidated financial statements of Vectren as of and for the six months ended June 30, 2018, attached as Exhibit 99.2 to CenterPoint Energy’s Current Report on Form 8-K filed with the SEC on August 14, 2018 and incorporated by reference herein.

On April 21, 2018, CenterPoint Energy entered into an Agreement and Plan of Merger (Merger Agreement), by and among CenterPoint Energy, Vectren and Pacer Merger Sub, Inc., an Indiana corporation and wholly owned subsidiary of CenterPoint Energy (Merger Sub). Pursuant to the Merger Agreement, on and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Vectren (Vectren Merger), with Vectren continuing as the surviving corporation in the Vectren Merger and becoming a wholly owned subsidiary of CenterPoint Energy.

The Unaudited Pro Forma Condensed Combined Statements of Income (pro forma statements of income) for the six months ended June 30, 2018, and the year ended December 31, 2017, give effect to the Vectren Merger as if it were completed on January 1, 2017. The Unaudited Pro Forma Condensed Combined Balance Sheet (pro forma balance sheet) as of June 30, 2018, gives effect to the Vectren Merger as if it were completed on June 30, 2018.

The historical financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Vectren Merger, (ii) factually supportable and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results of CenterPoint Energy and Vectren.

The Vectren Merger will be accounted for as an acquisition of Vectren common shares by CenterPoint Energy and will follow the acquisition method of accounting for business combinations. The pro forma financial statements reflect an aggregate purchase price of approximately $6.0 billion in cash, based upon the “Merger Consideration” (as defined in the Merger Agreement) of $72.00 per share for each share of common stock of Vectren issued and outstanding immediately prior to the Vectren Merger.

CenterPoint Energy has obtained committed financing in the form of a $5.0 billion senior unsecured bridge term loan facility (Bridge Facility) from Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc. Any borrowings under the Bridge Facility would be classified as short-term debt in current liabilities. CenterPoint Energy has prepared its pro forma financial statements in accordance with the applicable accounting rules assuming the aggregate purchase price will be financed by borrowings under the Bridge Facility and

CenterPoint Energy’s existing revolving credit facility and the issuance by CenterPoint Energy of $500 million of its Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (Series A Preferred Stock). However, CenterPoint Energy anticipates financing the Vectren Merger through its expected issuances of Series A Preferred Stock, common stock, mandatory convertible equity securities, debt securities and commercial paper, subject to then current market conditions, as well as cash on hand. CenterPoint Energy’s permanent financing assumptions are detailed in the accompanying notes.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read with the pro forma financial statements. Because the pro forma financial statements have been prepared on preliminary estimates, the total amounts recorded at the date of the Vectren Merger may differ materially from the information presented in the pro forma financial statements. These estimates are subject to change pending further review of the assets acquired and liabilities assumed in the Vectren Merger and the final purchase price of the Vectren Merger.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company.

CENTERPOINT ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

June 30, 2018

	CenterPoint Energy Historical	Vectren Historical (Note 6)	Pro Forma Adjustments (Note 4)		CenterPoint Energy Pro Forma
	(In Millions)
Current Assets:
Cash and cash equivalents	$328	$10	—	(a)	$328
			(10	)(g)
Investment in marketable securities	584	—	—		584
Accounts receivable, net	958	232	—		1,190
Accrued unbilled revenues	207	148	—		355
Natural gas and fuel inventory	152	51	—		203
Materials and supplies	192	53	—		245
Non-trading derivative assets	74	—	—		74
Taxes receivable	39	—	—		39
Prepaid expenses and other current assets	167	53	—		220

Total current assets	2,701	547	(10)		3,238

Property, Plant and Equipment, net	13,397	4,923	—		18,320

Other Assets:
Goodwill	867	293	4,156	(b)	5,316
Regulatory assets	2,067	441	(107	)(d)	2,401
Non-trading derivative assets	46	—	—		46
Investment in unconsolidated affiliate	2,451	2	—		2,453
Preferred units — unconsolidated affiliate	363	—	—		363
Intangible assets	69	30	170	(c)	269
Other	147	60	(18	)(h)	233
			(2	)(i)
			46	(g)

Total other assets	6,010	826	4,245		11,081

Total Assets	$22,108	6,296	4,235		32,639

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

CENTERPOINT ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (continued)

June 30, 2018

	CenterPoint Energy Historical	Vectren Historical (Note 6)	Pro Forma Adjustments (Note 4)		CenterPoint Energy Pro Forma
	(In Millions)
Current Liabilities:
Short-term borrowings	$—	$248	4,460	(h)	$4,744
			36	(g)
Current portion of VIE Securitization Bonds long-term debt	446	—	—		446
Indexed debt, net	26	—	—		26
Current portion of other long-term debt	50	60	—		110
Indexed debt securities derivative	641	—	—		641
Accounts payable	706	225	43	(e)	1,015
			41	(f)
Taxes accrued	103	45	—		148
Interest accrued	118	19	—		137
Non-trading derivative liabilities	26	—	—		26
Due to ZENS note holders	382	—	—		382
Other	344	167	—		511

Total current liabilities	2,842	764	4,580		8,186

Other Liabilities:
Deferred income taxes, net	3,168	501	15	(j)	3,684
Non-trading derivative liabilities	12	—	—		12
Benefit obligations	723	151	—		874
Regulatory liabilities	2,521	943	—		3,464
Other	412	146	—		558

Total other liabilities	6,836	1,741	15		8,592

Long-term Debt:
VIE Securitization Bonds, net	1,193	—	—		1,193
Other long-term debt, net	6,567	1,929	1,010	(i)	9,506

Total long-term debt, net	7,760	1,929	1,010		10,699

Shareholders’ Equity:
Cumulative preferred stock	—	—	—		—
Series A Preferred Stock	—	—	—	(k)	—
Common stock	4	739	(739	)(l)	4
Additional paid-in-capital	4,215	—	492	(k)	4,707
Retained earnings	513	1,124	(1,040	)(l)	513
			(43	)(e)
			(41	)(f)
Accumulated other comprehensive loss	(62)	(1)	1	(l)	(62)

Total shareholders’ equity	4,670	1,862	(1,370)		5,162

Total Liabilities and Shareholders’ Equity	$22,108	$6,296	$4,235		$32,639

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

CENTERPOINT ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Six Months Ended June 30, 2018

	CenterPoint Energy Historical	Vectren Historical (Note 6)	Pro Forma Adjustments (Note 5)		CenterPoint Energy Pro Forma
	(In Millions, Except Per Common Share Amounts)
Revenues:
Utility revenues	$3,235	$756	$—		$3,991
Non-utility revenues	2,106	547	—		2,653

Total	5,341	1,303	—		6,644

Expenses:
Utility natural gas, fuel and purchased power	825	277	—		1,102
Non-utility cost of revenues, including natural gas	2,063	178	—		2,241
Operation and maintenance	1,147	528	(36	)(d)	1,639
Depreciation and amortization	656	144	10	(b)	810
Taxes other than income taxes	212	36	—		248

Total	4,903	1,163	(26)		6,040

Operating Income	438	140	26		604

Other Income (Expense):
Gain on marketable securities	23	—	—		23
Loss on indexed debt securities	(272)	—	—		(272)
Interest and other finance charges	(169)	(32)	(147	)(a)	(348)
Interest on Securitization Bonds	(30)	—	—		(30)
Equity in earnings of unconsolidated affiliate, net	127	(18)	—		109
Other, net	7	4	—		11

Total	(314)	(46)	(147)		(507)

Income Before Income Taxes	124	94	(121)		97
Income tax expense (benefit)	34	8	(29	)(e)	13

Net Income	90	86	(92)		84
Series A Preferred Stock dividend	—	—	15	(c)	15

Earnings available to common shareholders	$90	$86	$(107)		$69

Basic Earnings Per Common Share	$0.21				$0.16

Diluted Earnings Per Common Share	$0.21				$0.16

Weighted Average Common Shares Outstanding, Basic	431				431

Weighted Average Common Shares Outstanding, Diluted	434				434

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

CENTERPOINT ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2017

	CenterPoint Energy Historical	Vectren Historical (Note 6)	Pro Forma Adjustments (Note 5)		CenterPoint Energy Pro Forma
	(In Millions, Except Per Common Share Amounts)
Revenues:
Utility revenues	$5,603	$1,382	$—		$6,985
Non-utility revenues	4,011	1,275	—		5,286

Total	9,614	2,657	—		12,271

Expenses:
Utility natural gas, fuel and purchased power	1,109	444	—		1,553
Non-utility cost of revenues, including natural gas	3,785	444	—		4,229
Operation and maintenance	2,221	1,116	—		3,337
Depreciation and amortization	1,036	276	17	(b)	1,329
Taxes other than income taxes	391	59	—		450

Total	8,542	2,339	17		10,898

Operating Income	1,072	318	(17)		1,373

Other Income (Expense):
Gain on marketable securities	7	—	—		7
Loss on indexed debt securities	49	—	—		49
Interest and other finance charges	(313)	(62)	(307	)(a)	(682)
Interest on Securitization Bonds	(77)	—	—		(77)
Equity in earnings of unconsolidated affiliate, net	265	(1)	—		264
Other, net	60	7	—		67

Total	(9)	(56)	(307)		(372)

Income Before Income Taxes	1,063	262	(324)		1,001
Income tax expense (benefit)	(729)	46	(77	)(e)	(760)

Net Income	1,792	216	(247)		1,761
Series A Preferred Stock dividend	—	—	30	(c)	30

Earnings available to common shareholders	$1,792	$216	$(277)		$1,731

Basic Earnings Per Common Share	$4.16				$4.02

Diluted Earnings Per Common Share	$4.13				$3.99

Weighted Average Common Shares Outstanding, Basic	431				431

Weighted Average Common Shares Outstanding, Diluted	434				434

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

CENTERPOINT ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) Basis of presentation

The pro forma statements of income for the six months ended June 30, 2018, and the year ended December 31, 2017, give effect to the Vectren Merger as if it were completed on January 1, 2017. The pro forma balance sheet as of June 30, 2018, gives effect to the Vectren Merger as if it were completed on June 30, 2018.

The pro forma financial statements have been derived from the historical consolidated financial statements of CenterPoint Energy and Vectren. Certain financial statement line items included in Vectren’s historical presentation have been reclassified to conform to corresponding financial statement line items included in CenterPoint Energy’s historical presentation (see Note 6). These reclassifications have no material impact on the historical operating income, net income, total assets, total liabilities or shareholders’ equity reported by CenterPoint Energy or Vectren. The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma statements of income, expected to have a continuing impact on the combined results following the Vectren Merger.

Assumptions and estimates underlying the pro forma adjustments are described in these notes, which should be read in conjunction with the pro forma financial statements. Since the pro forma financial statements have been prepared based upon preliminary estimates, the final amounts recorded at the date of the Vectren Merger may differ materially from the information presented. These estimates are subject to change pending further review.

The Vectren Merger is reflected in the pro forma financial statements as an acquisition of Vectren by CenterPoint Energy, based on the guidance provided by accounting standards for business combinations. Under these accounting standards, the total estimated purchase price is allocated as described in Note 2 to the pro forma financial statements, and the assets acquired and the liabilities assumed have been measured at estimated fair value.

Vectren’s regulated operations are comprised of electric generation and electric and natural gas energy delivery services. These operations are subject to the rate-setting authority of the Federal Energy Regulatory Commission, the Indiana Utility Regulatory Commission and the Public Utilities Commission of Ohio, and are accounted for pursuant to U.S. generally accepted accounting principles, including the accounting guidance for regulated operations. The rate-setting and cost-recovery provisions currently in place for Vectren’s regulated operations provide revenue derived from costs including a return on investment of assets and liabilities included in rate base. Thus, the fair values of Vectren’s tangible and intangible assets and liabilities subject to these rate-setting provisions approximate their carrying values, and the pro forma financial statements do not reflect any net adjustments related to these amounts. Therefore, the excess purchase price over carrying value of net assets attributable to regulated operations is estimated to be compromised entirely of goodwill. The carrying values of Vectren’s non-regulated property, plant and equipment, which consists primarily of vehicles and equipment, and long-term debt, including the elimination of debt issuance costs, as of June 30, 2018, were reviewed and determined to approximate fair value; therefore, no fair value adjustment was reflected in the pro forma financial statements related to these balances.

The accounting policies used in the preparation of the pro forma financial statements are those described in CenterPoint Energy’s audited consolidated financial statements as of and for the year ended December 31, 2017. CenterPoint Energy performed a preliminary review of Vectren’s accounting policies to determine whether any adjustments were necessary to ensure comparability in the pro forma financial statements. At this time, CenterPoint Energy is not aware of any differences that would have a material effect on the pro forma financial statements, including any differences in the timing of adoption of new accounting standards, except for certain amounts that have been reclassified to conform to CenterPoint Energy’s financial statement presentation (see Note 6). Upon completion of the Vectren Merger, or as more information becomes available, CenterPoint Energy will perform a more detailed review of Vectren’s accounting policies. As a result of that review, differences may be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the pro forma financial statements. The 2017 historical statements of income for CenterPoint Energy and Vectren do not reflect new accounting standards retrospectively adopted on January 1, 2018.

CenterPoint Energy reviewed the historical financial information for intercompany transactions and found no eliminations were necessary. Transaction costs recorded in the historical income statement have been excluded from the pro forma statements of income as they reflect nonrecurring charges directly related to the Vectren Merger. However, the transaction costs not recorded in the historical balance sheet are reflected in the pro forma balance sheet as an increase in other current liabilities and a decrease in retained earnings when such amounts are not reflected in the historical balance sheet.

The pro forma financial statements do not reflect the realization of any expected cost savings or other synergies from the Vectren Merger as a result of restructuring activities following the completion of the Vectren Merger. Certain of Vectren employment agreements contain severance or other termination arrangements; however, the pro forma financial statements do not reflect any such payments under these arrangements as employment decisions have not been finalized.

(2) Estimated Purchase Price Consideration and Preliminary Purchase Price Allocation

The estimated purchase price consideration of approximately $6.0 billion is based on the cash price of $72.00 per outstanding share of common stock of Vectren. The value of the purchase price consideration will change based on the actual number of shares of common stock of Vectren issued and outstanding immediately prior to the Vectren Merger.

Estimated Vectren common shares outstanding as of June 30, 2018	83,080,695
Cash consideration per Vectren common share	$72.00

Total estimated cash consideration to be paid (in millions)	$5,982

CenterPoint Energy has performed a preliminary valuation analysis of the fair market value of Vectren’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in millions):

Current assets	$537
Property, plant and equipment, net	4,923
Identifiable intangibles	200
Regulatory assets	334
Other assets	108

Total assets acquired	6,102

Current liabilities	884
Other liabilities	1,756
Long-term debt	1,929

Total liabilities assumed	4,569

Net assets acquired	1,533
Goodwill	4,449

Total purchase price consideration	$5,982

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. CenterPoint Energy has not completed a final valuation analysis necessary to determine the fair market values of all of Vectren’s assets and liabilities or the allocation of its purchase price. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets and goodwill and (3) other changes to assets and liabilities.

(3) Financing Transactions

CenterPoint Energy sometimes refers to the planned issuance and sale of its common stock, mandatory convertible equity securities, Series A Preferred Stock, debt securities and commercial paper as described below (collectively, the Additional Financings). The actual size and terms of, and amounts of proceeds CenterPoint Energy receives from, the respective Additional Financings will depend on, among other things, market conditions at the time of the Additional Financings and such other factors as CenterPoint Energy deems relevant and may differ, perhaps substantially, from the size, terms and amounts CenterPoint Energy has assumed in this Note 3 to the pro forma financial statements.

As required by accounting rules and for purposes of the pro forma financial statements, CenterPoint Energy has assumed the following to fund the approximately $6.0 billion cash consideration purchase price further described below:

•	borrowings of $4.5 billion under the Bridge Facility;

•	issuance of $500 million of Series A Preferred Stock offered hereby; and

•	borrowings of $1.0 billion under its existing revolving credit facility.

CenterPoint Energy obtained commitments by lenders for a $5.0 billion, 364-day Bridge Facility to provide flexibility for the timing of the acquisition financing and fund, in part, amounts payable by CenterPoint Energy in connection with the Vectren Merger. For purposes of the pro forma financial statements, CenterPoint Energy’s assumed borrowings under the Bridge Facility of $4.5 billion were reduced by the assumed issuance of $500 million of Series A Preferred Stock offered hereby. For purposes of the pro forma financial statements, CenterPoint Energy has assumed a weighted-average interest rate of 5.3%, which includes duration and drawn fees on the $4.5 billion Bridge Facility borrowings. Drawn fees are estimated based on current 1-month LIBOR of 2.08% as of August 7, 2018, plus applicable margin under the Bridge Facility agreements. The Bridge Facility bears interest at an annual rate equal to LIBOR plus a margin ranging from 1.0% to 2.0%, depending on our credit rating, subject to an increase of 0.25% for each 90 days that elapse after the closing of the Vectren Merger. Assuming CenterPoint Energy, Inc.’s current credit ratings, the applicable margin increases 0.25% each 90 days after the closing of the Vectren Merger, from 1.25% to a maximum of 2.00%. Upon execution of the Bridge Facility, CenterPoint Energy deferred debt issuance costs of $25 million in other assets, of which $7 million was amortized as debt issuance expense in the historical financial statements as of and for the six months ended June 30, 2018.

For purposes of the pro forma financial statements, CenterPoint Energy has presented the issuance of 500,000 shares of its Series A Preferred Stock for $492 million, net of $8 million of issuance costs and discounts, with an aggregate liquidation value of $500 million, and that those shares will require CenterPoint Energy to pay dividends in cash, calculated as a percentage of the aggregate liquidation value, at the rate of 6% per annum. This assumed dividend rate is based on current market conditions. The actual dividend rate on the Series A Preferred Stock at the time it is issued may differ, perhaps substantially, from the rate CenterPoint Energy has assumed for purposes of the pro forma financial statements. In addition, CenterPoint Energy has further assumed that none of the shares of the Series A Preferred Stock have been redeemed early by CenterPoint Energy during the periods presented in the pro forma financial statements.

In May 2018, CenterPoint Energy entered into an amendment to its revolving credit facility (as so amended, the Revolving Credit Facility) that will increase the aggregate commitments from $1.7 billion to $3.3 billion effective the earlier of (i) the termination of all commitments by certain lenders to provide the Bridge Facility and (ii) the payment in full of all obligations (other than contingent obligations) under the Bridge Facility and termination of all commitments to advance additional credit thereunder, and in each case, so long as the Merger Agreement has not been terminated pursuant to the terms thereof without consummation of the Vectren Merger. For purposes of the pro forma financial statements, CenterPoint Energy has assumed the balance of the purchase price consideration will be met by borrowings of approximately $1.0 billion under the Revolving Credit Facility at a weighted-average interest rate of 3.6%. Interest expense reflected in the pro forma financial statements includes arranger and commitments fees, as well as estimated interest on drawn amounts based on current 1-month LIBOR of 2.08% as of August 8, 2018, plus applicable rate under the Revolving Credit Facility, assuming current CenterPoint Energy Inc. issuer credit ratings.

In lieu of borrowings under the Bridge Facility and the Revolving Credit Facility, CenterPoint Energy intends to execute the Additional Financings described below prior to the close of the Vectren Merger:

(1)

In addition to the net proceeds from the $500 million of Series A Preferred Stock offered hereby, CenterPoint Energy intends to raise approximately $2.25 billion from the issuance of a combination of common stock and mandatory convertible equity securities based on current market conditions. The actual proceeds from these issuances may differ, perhaps substantially, from the proceeds assumed for purposes of the pro forma financial statements.

(2)

CenterPoint Energy intends to issue a combination of debt securities and commercial paper aggregating $3.25 billion, net of issuance costs of $20 million, with an assumed weighted-average interest rate (including the index rate plus a credit spread) of 4% per annum. This assumed rate is based on borrowing costs for debt securities and commercial paper under current market conditions, presently expected to range from approximately 2.30% for commercial paper to up to 4.50% for senior notes. The actual interest rate and original issue discount on the debt will be based on market conditions at the time the debt is issued and may differ, perhaps substantially, from the rate and discount assumed for purposes of the pro forma financial statements. Furthermore, any cash on hand may be used to reduce the balance of debt securities or commercial paper incurred to finance the Vectren Merger.

Because the Additional Financings are contemplated to take place in the future, the pro forma financial statements were prepared in accordance with the accounting rules assuming that the Merger Consideration will be financed from drawings under the Bridge Facility and under the Revolving Credit Facility and through the proceeds from the issuance of the Series A Preferred Stock offered hereby. However, CenterPoint Energy currently does not intend to draw on the Bridge Facility or its Revolving Credit Facility but rather intends to fund the Merger Consideration with proceeds received through the Additional Financings, the proceeds from the issuance of the Series A Preferred Stock offered hereby and cash on hand, although there is no guarantee that CenterPoint Energy will be able to consummate the Additional Financings as planned or at all.

(4) Adjustments to Pro Forma Balance Sheet

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the pro forma balance sheet:

(a)	Cash and cash equivalents. Reflects pro forma adjustment to cash and cash equivalents.

	(in millions)	Reference Note
Proceeds from the issuance of Series A Preferred Stock, net	$492	Note 4	(k)
Borrowings under Bridge Facility, net	4,478	Note 4	(h)
Borrowings under the Revolving Credit Facility	1,012	Note 4	(i)
Estimated cash consideration	(5,982)	Note 2

Net adjustment to cash and cash equivalents	$—

(b)

Goodwill. Reflects the elimination of Vectren’s historical goodwill and the preliminary estimated goodwill resulting from the purchase price consideration in excess of the fair value of the net assets acquired in connection with the Vectren Merger.

(in millions)
Elimination of Vectren’s existing goodwill	$(293)
Preliminary estimated goodwill resulting from Vectren Merger	4,449

Net adjustment to goodwill	$4,156

(c)	Intangible assets. Reflects the preliminary purchase accounting adjustment for estimated intangible assets based on the acquisition method of accounting.

	Estimated Useful Lives
	(in years)	(in millions)
Elimination of Vectren’s existing intangible assets		$(30)
Preliminary operation and maintenance agreements	8-12	49
Preliminary backlog	1-2	78
Preliminary customer relationships	3-5	73

Net adjustment to intangible assets(1)		$170

(1)

Reflects the adjustment to increase the basis in intangible assets to estimated fair value. The estimated fair value is expected to be amortized over the estimated useful lives. The fair value and useful life calculations are preliminary and subject to change.

(d)	Regulatory assets. Reflects the preliminary purchase accounting adjustment for regulatory assets not earning a return based on the acquisition method of accounting.

	Estimated Useful Lives
	(in years)	(in millions)
Elimination of Vectren’s regulatory assets not earning a return(1)		$(287)
Preliminary valuation of Vectren’s regulatory assets not earning a return	3-34	180

Net adjustment to regulatory assets(2)		$(107)

(1)	Vectren’s historical balance sheet as of June 30, 2018, reflects regulatory assets of $441 million, of which $287 million are not earning a return.
(2)	The valuation and useful life calculations are preliminary and subject to change.

(e)

Transaction costs. Reflects the accrual of estimated Vectren Merger transaction costs of $43 million consisting of fees related to advisory services to be paid by Vectren upon closing of the Vectren Merger, all of which are directly attributable to the Vectren Merger and not recorded in the historical balance sheet. These costs have not been reflected on the pro forma income statements as they will not have an ongoing impact on the results of the combined company.

(f)

Stock-based compensation. Reflects the vesting and cash out of $41 million in the unvested stock units and performance units (at target), inclusive of unpaid dividends, held by Vectren’s employees and non-employee directors upon closing of the Vectren Merger, approximating 568,371 units, inclusive of units for unpaid dividends, at $72.00 per unit. Pursuant to the Merger Agreement, the performance units will vest at the greater of target or actual results; accordingly, the value of these payments could be greater than the amount reflected in the adjustment. These costs have not been reflected on the pro forma income statements as they will not have an ongoing impact on the results of the combined company.

(g)

Deferred compensation. Reflects the funding of the trusts underlying Vectren’s two unfunded nonqualified deferred compensation plans and one unfunded supplemental executive retirement plan totaling $46 million that will be contributed by Vectren immediately prior to closing of the Vectren Merger. Trust funding requirements in excess of cash on hand immediately prior to closing will be financed with Vectren’s short-term borrowings. Certain benefit payments under the plans will be payable from the trust within 60 days upon closing of the Vectren Merger.

(h)	Short-term debt. Reflects borrowings under the Bridge Facility to finance a portion of the Vectren Merger purchase price.

(in millions)
Proceeds from borrowings under the Bridge Facility	$4,500
Debt issuance fees	(22)

Net proceeds from borrowings under the Bridge Facility	4,478
Reclassify debt issuance fees recorded in historical balance sheet(1)	(18)

Net adjustment to short-term debt	$4,460

(1)	Recorded in Other assets in CenterPoint Energy’s historical balance sheet as there is no outstanding debt under the Bridge Facility as of June 30, 2018.

(i)	Long-term debt. Reflects borrowings under the Revolving Credit Facility to finance a portion of the Vectren Merger purchase price.

(in millions)
Proceeds from borrowings under the Revolving Credit Facility	$1,012
Reclassify debt issuance fees recorded in historical balance sheet(1)	(2)

Net adjustment to long-term debt	$1,010

(1)	Recorded in Other assets in CenterPoint Energy’s historical balance sheet as there is no outstanding debt under the Revolving Credit Facility as of June 30, 2018.

(j)

Deferred income taxes. Reflects additional estimated deferred income taxes attributable to the fair value adjustments of the acquired assets and liabilities, excluding goodwill. Adjustment is based on the combined company’s estimated post-Vectren Merger composite statutory tax rate of 23.9% as of June 30, 2018. The assumed statutory tax rate does not take into account any possible future tax events that may impact the combined company.

(in millions)
Elimination of Vectren’s deferred tax liability	$(501)
Deferred tax liability — fair value	516

Net adjustment to deferred tax liability	$15

(k)	Series A Preferred Stock. Reflects the issuance of Series A Preferred Stock to finance a portion of the Vectren Merger purchase price.

(in millions)
Proceeds from issuance of Series A Preferred Stock	$500
Series A Preferred Stock issuance fees	(8)

Net adjustment to additional paid-in-capital(1)	$492

(1)

The adjustment to record the issuance of Series A Preferred Stock reflects 500,000 shares at par value of $0.01 per share to Series A Preferred Stock and $492 million to Additional Paid-in-Capital on the pro forma balance sheet.

(l)	Equity. Reflects the elimination of Vectren’s historical equity balances, inclusive of pro forma adjustments to retained earnings recorded by Vectren prior to the close of the Vectren Merger.

(in millions)
Elimination of Vectren’s historical common stock	$(739)

Elimination of Vectren’s historical retained earnings	(1,124)
Elimination of impact to retained earnings of pro forma adjustment Note 4(e)	43
Elimination of impact to retained earnings of pro forma adjustment Note 4(f)	41

Net adjustment to retained earnings	(1,040)

Elimination of Vectren’s historical accumulated comprehensive loss	1

Net adjustment to shareholders’ equity	$(1,778)

(5) Adjustments to Pro Forma Statements of Income

(a)	Interest and other finance charges. Reflects additional interest expense and amortization of debt issuance costs related to the assumed financing transactions described in Note 3 above.

	Six months ended June 30, 2018	Year ended December 31, 2017
	(in millions)
Estimated interest expense related to Bridge Facility(1)	$(119)	$(239)
Amortization of Bridge Facility debt issuance fees(2)	(16)	(31)
Elimination of CenterPoint Energy’s historical amortization of Bridge Facility fees	7	—
Estimated interest expense related to Revolving Credit Facility(3)	(18)	(36)
Amortization of Revolving Credit Facility issuance fees(2)	(1)	(1)

Net adjustments to interest and other finance charges	$(147)	$(307)

(1)

An increase or decrease of one-eighth percent to the assumed interest rate would increase or decrease interest expense by approximately $3 million for the six months ended June 30, 2018 and by approximately $5 million for the year ended December 31, 2017.

(2)	Reflects total debt issuance fees of $47 million and $2 million on the Bridge Facility and Revolving Credit Facility, respectively, amortized on a straight-line basis over 18 months.
(3)

An increase or decrease of one-eighth percent to the assumed interest rate would increase or decrease interest expense by approximately $1 million for the six months ended June 30, 2018 and by approximately $2 million for the year ended December 31, 2017.

(b)

Depreciation and amortization. Reflects the amortization expense (benefit) related to the preliminary purchase accounting adjustments for estimated intangible assets and regulatory assets not earning a return, calculated on a straight-line basis over the estimated weighted average useful lives.

	Weighted Average Useful Lives	Six months ended June 30, 2018	Year ended December 31, 2017
		(in millions)
Eliminate Vectren’s historical amortization of intangible assets		$(1)	$(3)
Operation and maintenance agreements	9	3	5
Backlog(1)	1	—	—
Customer relationships	3	12	24
Regulatory assets not earning a return	12	(4)	(9)

Net adjustment to depreciation and amortization		$10	$17

(1)

Amortization expense related to backlog amounts has not been included as the weighted average useful life has been estimated at one year and therefore will not have a continuing impact on the combined results.

(c)

Reflects the accumulated dividends from the issuance of the Series A Preferred Stock of $15 million and $30 million for the six months ended June 30, 2018, and the year ended December 31, 2017, respectively. A change of 1% in the dividend rate of the $500 million of Series A Preferred Stock would increase or decrease the annual dividend amount by approximately $5 million.

(d)

Reflects the elimination of non-recurring transaction costs of $26 million and $10 million related to the Vectren Merger incurred by CenterPoint Energy and Vectren, respectively, and included in the historical income statements for the six months ended June 30, 2018. No such amounts were incurred by CenterPoint Energy or Vectren during the twelve months ended December 31, 2017.

(e)

Reflects the income tax effects of the pro forma adjustments calculated using an estimated statutory income tax rate of 23.9% as of June 30, 2018, for the combined company. The assumed statutory tax rate does not take into account any possible future tax events that may impact the combined company.

(6) Reclassification Adjustments

CenterPoint Energy has completed a preliminary review of the financial statement presentation of Vectren for purposes of the unaudited pro forma condensed combined financial statements. During this review, the following financial statement reclassifications were performed in order to align the presentation of Vectren’s financial information with that of CenterPoint Energy:

	As of June 30, 2018
	Vectren Historical As Reported	Reclassification Adjustments	Vectren Historical As Adjusted	CenterPoint Energy Line Item
	(in millions)
Current Assets:				Current Assets:
Cash and cash equivalents	$10	$—	$10	Cash and cash equivalents
Accounts receivable, less reserves	232	—	232	Accounts receivable, less bad debt reserve
Accrued unbilled revenues	148	—	148	Accrued unbilled revenues
Inventories	104	(53)	51	Natural gas and fuel inventory
		53	53	Materials and supplies
Recoverable fuel & natural gas costs	10	(10)	—
Prepaid expenses & other current assets	43	10	53	Prepaid expenses and other current assets

Total current assets	547	—	547	Total current assets

Net utility plant	4,444	479	4,923	Property, Plant and Equipment, net

Other Assets:				Other Assets:
Investment in unconsolidated affiliate	2	—	2	Investment in unconsolidated affiliate
Other utility & corporate investments	45	(45)	—
Other nonutility investments	10	(10)	—
Nonutility plant — net	479	(479)	—
Goodwill	293	—	293	Goodwill
Regulatory assets	441	—	441	Regulatory assets
	—	30	30	Intangible assets
Other assets	35	25	60	Other

Total other assets	1,305	(479)	826	Total other assets

Total Assets	$6,296	$—	$6,296	Total Assets

	As of June 30, 2018
	Vectren Historical As Reported	Reclassification Adjustments	Vectren Historical As Adjusted	CenterPoint Energy Line Item
	(in millions)
Current Liabilities:				Current Liabilities:
Accounts payable	$225	$—	$225	Accounts payable
Accrued liabilities	231	(186)	45	Taxes accrued
		19	19	Interest accrued
		167	167	Other
Short-term borrowings	248	—	248	Short-term borrowings
Current maturities of long-term debt	60	—	60	Current portion of other long-term debt

Total current liabilities	764	—	764	Total current liabilities

Deferred Credits & Other Liabilities:				Other Liabilities:
Deferred income taxes	501	—	501	Deferred income taxes, net
Regulatory liabilities	943	—	943	Regulatory liabilities
Deferred credits & other liabilities	297	(151)	146	Other
		151	151	Benefit obligations

Total other liabilities	1,741	—	1,741	Total other liabilities

Long-term Debt — Net of Current Maturities	1,929	—	1,929	Other long-term debt, net
Common Shareholders’ Equity:				Shareholders’ Equity:
Common stock (no par value)	739	—	739	Common stock
Retained earnings	1,124	—	1,124	Retained earnings
Accumulated other comprehensive loss	(1)	—	(1)	Accumulated other comprehensive loss

Total shareholders’ equity	1,862	—	1,862	Total shareholders’ equity

Total Liabilities and Shareholders’ Equity	$6,296	$—	$6,296	Total Liabilities and Shareholders’ Equity

	Six Months Ended June 30, 2018
	Vectren Historical As Reported	Reclassification Adjustments	Vectren Historical As Adjusted	CenterPoint Energy Line Item
	(in millions)
Operating Revenues:				Revenues:
Gas utility	$479	$277	$756	Utility revenues
Electric utility	277	(277)	—
Non-utility	547	—	547	Non-utility revenues

Total operating revenues	1,303	—	1,303	Total

Operating Expenses:				Expenses:
Cost of gas sold	187	90	277	Utility natural gas, fuel and purchased power
Cost of fuel & purchased power	90	(90)	—
Cost of nonutility revenues	178	—	178	Non-utility cost of revenues, including natural gas
Other operating	513	15	528	Operation and maintenance
Merger-related	15	(15)	—
Depreciation & amortization	144	—	144	Depreciation and amortization
Taxes other than income taxes	36	—	36	Taxes other than income taxes

Total operating expenses	1,163	—	1,163	Total

Operating Income	140	—	140	Operating Income

Other Income:				Other Income (Expense):
Equity in (losses) of unconsolidated affiliates	(18)	—	(18)	Equity in earnings of unconsolidated affiliate, net
Other income — net	19	(15)	4	Other, net

Total other income	1	(15)	(14)

Interest Expense	47	(15)	32	Interest and other finance charges

Income Before Income Taxes	94	—	94	Income Before Income Taxes
Income taxes	8	—	8	Income tax expense

Net Income and Comprehensive Income	$86	$—	$86	Net Income

	Year Ended December 31, 2017
	Vectren Historical As Reported	Reclassification Adjustments	Vectren Historical As Adjusted	CenterPoint Energy Line Item
	(in millions)
Operating Revenues:				Revenues:
Gas utility	$813	$569	$1,382	Utility revenues
Electric utility	569	(569)	—
Non-utility	1,275	—	1,275	Non-utility revenues

Total operating revenues	2,657	—	2,657	Total

Operating Expenses:				Expenses:
Cost of gas sold	272	172	444	Utility natural gas, fuel and purchased power
Cost of fuel & purchased power	172	(172)	—
Cost of nonutility revenues	444	—	444	Non-utility cost of revenues, including natural gas
Other operating	1,116	—	1,116	Operation and maintenance
Depreciation & amortization	276	—	276	Depreciation and amortization
Taxes other than income taxes	59	—	59	Taxes other than income taxes

Total operating expenses	2,339	—	2,339	Total

Operating Income	318	—	318	Operating Income

Other Income:				Other Income (Expense):
Equity in (losses) of unconsolidated affiliates	(1)	—	(1)	Equity in earnings of unconsolidated affiliate, net
Other income — net	33	(26)	7	Other, net

Total other income	32	(26)	6

Interest Expense	88	(26)	62	Interest and other finance charges

Income Before Income Taxes	262	—	262	Income Before Income Taxes
Income taxes	46	—	46	Income tax expense

Net Income and Comprehensive Income	$216	$—	$216	Net Income

DESCRIPTION OF OUR SERIES A PREFERRED STOCK

The designation, powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Stock are set forth in a statement of resolution relating to the Series A Preferred Stock (the “Statement of Resolution”) filed with the Secretary of State of the State of Texas. The following description is a summary of the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Stock and the material provisions of the Statement of Resolution but does not contain a complete description of them. This Description of the Series A Preferred Stock is qualified in its entirety by the provisions of the Statement of Resolution, and we urge you to read it in its entirety because it, and not this description, defines your rights as a holder of the Series A Preferred Stock.

General

Under our articles of incorporation, our board of directors is authorized, without further shareholder action, to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, in one or more series by adopting resolutions prior to and providing for the issuance of any shares of a series and filing a statement of resolution with the Secretary of State of the State of Texas. Such resolutions and statement of resolution sets forth the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series of preferred stock, including the dividend rate, the redemption provisions, if any, the amount payable in the event of our voluntary or involuntary liquidation, winding up or dissolution, the terms and conditions, if any, of conversion and the voting rights. As of the date of this prospectus supplement, no shares of preferred stock are outstanding.

The Series A Preferred Stock offered hereby is a new series of preferred stock. Upon completion of this offering, there will be              shares of Series A Preferred Stock issued and outstanding. We may, at any time and from time to time, without notice to or consent of the holders of the then-outstanding shares of Series A Preferred Stock, authorize and issue additional shares of Series A Preferred Stock, Parity Stock and Junior Stock, as described below, and, subject to the limitations described under “— Voting Rights,” Senior Stock. We reserve the right to re-open the series and issue additional shares of Series A Preferred Stock through either public or private sales at any time and from time to time without notice to or the consent of holders of Series A Preferred Stock, provided that such additional shares of Series A Preferred Stock may only be issued if they will be fungible for U.S. tax purposes with all of the shares of Series A Preferred Stock offered hereby and shall accrue dividends from the most recent dividend payment date prior to the date they are issued (or, if no dividend payment date has occurred at the time such additional shares of Series A Preferred Stock are issued, from the date of initial issuance of shares of Series A Preferred Stock). Any additional shares of Series A Preferred Stock would be deemed to form a single series with the Series A Preferred Stock offered hereby. Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock, except with respect to the date from which dividends will accrue.

The holders of our common stock and Series A Preferred Stock are entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by our board of directors (or a duly authorized committee of the board). Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common stock and Series A Preferred Stock (or any Parity Stock, as defined below) are entitled to receive distributions of our assets, after we have satisfied or made provision for our outstanding indebtedness and other obligations and after the payment to the holders of any class or series of Senior Stock.

When issued and paid for in the manner described in this prospectus supplement, the shares of Series A Preferred Stock offered hereby will be fully paid and nonassessable. Subject to the matters described under “— Liquidation Rights,” each share of Series A Preferred Stock will have a fixed liquidation preference of $1,000 per share plus an amount equal to accumulated and unpaid dividends thereon to, but not including, the date fixed for payment, whether or not declared. The rights of the holders of the Series A Preferred Stock to receive the liquidation preference will be subject to the proportional rights of holders of Parity Stock.

The Series A Preferred Stock will represent perpetual equity interests in CenterPoint Energy, Inc. and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Stock will rank junior to all of our current and future indebtedness (including indebtedness outstanding under our credit facilities, our senior notes and our commercial paper) and any Senior Stock we may issue in the future with respect to assets available to satisfy claims against us. As of June 30, 2018, we, on an unconsolidated basis, had approximately $1.4 billion aggregate principal amount of third-party indebtedness outstanding, $1.3 billion of which was unsecured and unsubordinated. Excluding subsidiaries issuing transition and restoration bonds, as of June 30, 2018, our subsidiaries had approximately $6.1 billion aggregate principal amount of third-party indebtedness outstanding, of which approximately $3.3 billion was secured, as well as other liabilities.

The Series A Preferred Stock will not be convertible into our common stock or any other securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Stock will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Stock will be subject to redemption at our option, in whole or in part, at any time and from time to time after August     , 2023, or, in whole, but not in part at any time upon the occurrence of a Ratings Event. Please read “— Redemption.”

We have appointed Broadridge Corporate Issuer Solutions, Inc. as the registrar and transfer agent (the “Transfer Agent”), and as the dividend paying agent (the “Paying Agent”), for the Series A Preferred Stock. We will appoint a calculation agent for the Series A Preferred Stock prior to the commencement of the floating-rate period and will keep a record of such appointment at our principal offices, which will be available to any holder of Series A Preferred Stock upon request.

The following description of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation, which includes the Statement of Resolution establishing the Series A Preferred Stock, which is available from us upon request as described under “Where You Can Find More Information” in this prospectus supplement. We urge you to read this document because it, and not this description, defines your rights as a holder of the Series A Preferred Stock.

Ranking

The Series A Preferred Stock will, with respect to anticipated dividends and distributions upon the liquidation, winding up and dissolution of our affairs, rank:

•

senior to our common stock and to each other class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made subordinated to the Series A Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding up of our affairs (the “Junior Stock”);

•

on a parity with any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is not expressly made senior or subordinated to the Series A Preferred Stock as to the payment of dividends and amounts payable on a liquidation, dissolution or winding up of our affairs (the “Parity Stock”);

•

junior to any class or series of our capital stock established after the original issue date of the Series A Preferred Stock that is expressly made senior to the Series A Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding up of our affairs (the “Senior Stock”);

•

junior to all of our existing and future indebtedness (including indebtedness outstanding under our credit facilities, our senior notes and our commercial paper) and other liabilities with respect to assets available to satisfy claims against us; and

•	structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries and capital stock of our subsidiaries held by third parties.

We may issue Parity Stock and Junior Stock from time to time in one or more series without the consent of the holders of the Series A Preferred Stock. Our ability to issue any Senior Stock is limited as described under “— Voting Rights.”

Parity Stock with respect to the Series A Preferred Stock may include series of our preferred stock that have different dividend rates, redemption or conversion features, mechanics, dividend periods (e.g., quarterly rather than semi-annual), payment dates or record dates than the Series A Preferred Stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of the Series A Preferred Stock will be entitled to receive out of our assets available for distribution to shareholders, after satisfaction of liabilities to creditors, if any, and subject to the rights of holders of Senior Stock and Parity Stock in respect of distributions upon liquidation, dissolution or winding up of CenterPoint Energy, Inc., and before any distribution of assets is made to holders of Junior Stock, a liquidation preference of $1,000 per share. Any accumulated and unpaid dividends on the Series A Preferred Stock and Parity Stock will be paid prior to any distributions in liquidation. If, upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the amounts payable with respect to the liquidation preference or an amount equal to accumulated and unpaid dividends of the Series A Preferred Stock and all Parity Stock, as the case may be, are not paid in full, the holders of the Series A Preferred Stock and any Parity Stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences or amounts equal to accumulated and unpaid dividends, as applicable, to which they are entitled.

After payment of the full amount of the liquidation preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the Series A Preferred Stock will have no right or claim to any of our remaining assets.

Neither the sale of all or substantially all of our assets or business (other than in connection with our liquidation, dissolution or winding up of our affairs), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, dissolution or winding up of our affairs.

The Statement of Resolution does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The Series A Preferred Stock will have no voting, consent or approval rights except as set forth below or as otherwise provided by Texas law.

Whenever dividends on any shares of Series A Preferred Stock, or any other voting preferred stock (as defined below), have not been declared and paid for the equivalent of three or more semi-annual or six or more quarterly dividend periods (including, for the avoidance of doubt, the dividend period beginning on, and including, the original issue date and ending on, but excluding, February     , 2019), whether or not for consecutive dividend periods (a “nonpayment”), the holders of such shares of Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock then outstanding, will be entitled at our next annual or special meeting of shareholders as provided below to vote for the election of a total of two additional members of our board of directors (the “preferred stock directors”); provided that the election of any such directors will not cause us to violate the corporate governance requirements of The New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our board of directors shall at no time include more than two preferred stock directors. In the event of a nonpayment, we will increase the number of directors on our board of directors by two, and the new directors will be elected at a special meeting of shareholders called by our board of directors at the request of the holders of at least 20% of the shares of Series A Preferred Stock or of any other series of voting preferred stock (provided that if such request is received less than 90 calendar days before the date fixed for the next annual or special meeting of the shareholders, such election shall be held at such next annual or special meeting of shareholders), and at each subsequent annual meeting, so long as the holders of Series A Preferred Stock continue to have such voting rights.

As used in this prospectus supplement, “voting preferred stock” means any other class or series of our Parity Stock upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the Series A Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the Series A Preferred Stock and such other voting preferred stock voted. Any shares of Series A Preferred Stock or any other voting preferred stock, in each case, held by any of our affiliates will not be entitled to vote.

If and when all accumulated and unpaid dividends have been paid in full, or declared and a sum sufficient for such payment shall have been set aside (a “nonpayment remedy”), the holders of Series A Preferred Stock shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment. If such voting rights for the holders of Series A Preferred Stock and all other holders of voting preferred stock have terminated, the term of office of each preferred stock director so elected will terminate at such time and the number of directors on our board of directors shall automatically decrease by two.

Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series A Preferred Stock and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above. In the event that a nonpayment shall have occurred and there shall not have been a nonpayment remedy, any vacancy in the office of a preferred stock director (other than prior to the initial election after a nonpayment) may be filled by the written consent of the preferred stock director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above; provided that the filling of each vacancy will not cause us to violate the corporate governance requirements of The New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The preferred stock directors will each be entitled to one vote per director on any matter that comes before the board of directors for a vote.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting as a single class, we may not amend our articles of incorporation or the Statement of Resolution in a way that would have an adverse effect on the existing powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Stock. For purposes of this voting requirement, any amendment to our articles of incorporation or to the Statement of Resolution (i) relating to the issuance or any increase in authorization of additional shares of preferred stock (subject to the voting rights regarding the issuance of Senior Stock discussed below) and (ii) in connection with a merger or another transaction in which either (x) we are the surviving entity and the Series A Preferred Stock remains outstanding or (y) the Series A Preferred Stock is exchanged for a series of preferred stock of the surviving entity, in either case, with the terms thereof unchanged in any respect materially adverse to the holders of Series A Preferred Stock, will be deemed not to adversely affect the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Preferred Stock.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock then outstanding, we may not create or issue any Senior Stock.

On any matter described above in which the holders of the Series A Preferred Stock are entitled to vote separately as a class, such holders will be entitled to one vote per share. Any shares of Series A Preferred Stock held by any of our affiliates will not be entitled to vote.

With respect to shares of Series A Preferred Stock that are held for a person’s account by another person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such shares are registered, such other person will, in exercising the voting rights in respect of such shares of Series A Preferred Stock on any matter, and unless the arrangement between such persons provides otherwise, vote such Series A Preferred Stock in favor of, and at the direction of, the person who is the beneficial owner, and we will be entitled to assume it is so acting without further inquiry.

Without the consent of the holders of the Series A Preferred Stock, we may amend, alter, supplement, or repeal any terms of the Series A Preferred Stock by amending, altering, supplementing or repealing our articles of incorporation, the Statement of Resolution or any certificate representing the Series A Preferred Stock for the following purposes:

•	to cure any ambiguity, omission, inconsistency or mistake in any such agreement or instrument;

•

to make any provision with respect to matters or questions relating to the Series A Preferred Stock that is not inconsistent with the provisions of the Statement of Resolution for the Series A Preferred Stock and that does not adversely affect the rights of any holder of the Series A Preferred Stock; or

•	to make any other change that does not adversely affect the rights of any holder of the Series A Preferred Stock (other than any holder that consents to such change).

In addition, without the consent of the holders of the Series A Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series A Preferred Stock to conform the terms of the Series A Preferred Stock to the description thereof in the accompanying prospectus as supplemented and/or amended by this “Description of Our Series A Preferred Stock” section of the preliminary prospectus supplement for the Series A Preferred Stock, as further supplemented and/or amended by the related pricing term sheet.

Dividends

Holders of Series A Preferred Stock will be entitled to receive out of any funds legally available, when, if and as declared by our board of directors (or a duly authorized committee of the board), cumulative cash dividends:

•

for each dividend period during the fixed-rate period, at an annual rate of     % of the stated amount per share, payable semiannually in arrears on the      day of each August and February, respectively, in each year, beginning on February     , 2019; and

•

for each dividend period during the floating-rate period, at an annual rate equal to Three Month LIBOR for such dividend period plus a spread of     % applied to the stated amount per share, payable quarterly in arrears on the      day of each November, February, May and August, respectively, in each year, beginning on November     , 2023.

Each date on which dividends are payable pursuant to the foregoing clauses, subject to adjustment as provided below, is a “dividend payment date”, and dividends for each dividend payment date are payable with respect to the dividend period (or portion thereof) ending on the day preceding such dividend payment date, in each case to holders of record as of the close of business on the 15th calendar day before such dividend payment date or such other record date not more than 30 nor less than 10 days preceding such dividend payment date fixed for that purpose by our board of directors (or a duly authorized committee of the board) in advance of payment of each particular dividend. A pro-rated initial dividend on the Series A Preferred Stock will be paid on February     , 2019 in an amount equal to approximately $        per share, when, as and if declared.

If any such date on which dividends are payable pursuant to the bullet points above on or before August     , 2023 is not a business day, then such date will nevertheless be a dividend payment date, but dividends on the Series A Preferred Stock, when, as and if declared, will be paid on the next succeeding business day (without adjustment in the amount of the dividend per share of Series A Preferred Stock). If any such date after August     , 2023 that would otherwise be a dividend payment date is not a business day, then the next succeeding business day will be the applicable dividend payment date and dividends on the Series A Preferred Stock, when, as and if declared, will be paid on such next succeeding business day. In the case of payments of dividends in arrears, the record date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors.

The amount of the dividend per share of Series A Preferred Stock will be calculated (a) for each dividend period (or portion thereof) in the fixed-rate period, on the basis of a 360-day year consisting of twelve 30-day months, and (b) for each dividend period (or portion thereof) in the floating-rate period, based on the actual number of days in the dividend period and a 360-day year.

“Dividend period” means each period commencing on (and including) a dividend payment date and continuing to, but excluding, the next succeeding dividend payment date, except that the first dividend period for the initial issuance of Series A Preferred Stock shall commence on (and include) the original issue date.

“Fixed-rate period” means the period commencing on the original issue date and continuing to, but excluding, August     , 2023.

“Floating-rate period” means the period commencing on August     , 2023 and continuing to, but excluding, the first date, if any, as of which all shares of Series A Preferred Stock have been redeemed.

A “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized or obligated by law, regulation or executive order to close.

“Three Month LIBOR” means the London interbank offered rate (“LIBOR”) for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant dividend determination date, provided that:

•

If no offered rate appears on Reuters screen page “LIBOR01” on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, Three Month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided.

•

Otherwise, the calculation agent, after consultation with us, will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable dividend period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, Three Month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided.

•

Otherwise, the calculation agent, after consulting with us and such sources as it deems comparable to any of the foregoing quotations or display page, or any such sources as it deems reasonable from which to estimate Three Month LIBOR or any of the foregoing lending rates, shall determine Three Month LIBOR for the relevant dividend period in its sole discretion.

Notwithstanding the foregoing, if the calculation agent determines on the relevant dividend determination date that LIBOR for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the calculation agent will use, as a substitute for Three Month LIBOR (the “Alternative Rate”) and for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for floating rate preferred securities such as the Series A Preferred Stock. If the calculation agent determines, and following consultation with us, that there is no clear market consensus as to whether any rate has replaced LIBOR for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 in customary market usage, (i) the calculation agent shall have the right to resign as calculation agent and (ii) we will appoint, in our sole discretion, a new calculation agent to replace such resigning calculation agent to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us and the holders of the Series A Preferred Stock. If, however, the calculation agent determines that LIBOR for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, but for any reason an Alternative Rate has not been determined, Three Month LIBOR will be equal to such rate on the dividend determination date when LIBOR for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 was last available on Reuters screen page “LIBOR01”, as determined by the calculation agent.

The establishment of Three Month LIBOR for each dividend period by the calculation agent shall (in the absence of manifest error) be final and binding.

“Dividend determination date” means, with respect to a dividend period during the floating-rate period, the second London banking day prior to the beginning of such dividend period.

“London banking day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Payment of Dividends

So long as the Series A Preferred Stock is held of record by the nominee of The Depository Trust Company (“DTC”), declared dividends will be paid to DTC in same-day funds on each dividend payment date. DTC will credit accounts of its participants in accordance with DTC’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the shares of Series A Preferred Stock in accordance with the instructions of such beneficial owners.

We will not declare or pay, or set aside for payment, full dividends on the Series A Preferred Stock or any Parity Stock for any dividend period unless full cumulative dividends have been paid or provided for on the Series A Preferred Stock and any Parity Stock through the most recently completed dividend period for each such security. To the extent dividends will not be paid in full on the Series A Preferred Stock, we will take appropriate action to ensure that all dividends declared and paid upon the Series A Preferred Stock and any Parity Stock will be reduced, declared and paid on a pro rata basis on their respective liquidation preferences.

We will not declare, or pay or set aside for payment, dividends on any Junior Stock (other than a dividend payable solely in Junior Stock) unless full cumulative dividends have been or contemporaneously are being paid on all outstanding shares of Series A Preferred Stock and any Parity Stock through the most recently completed respective dividend periods. To the extent a dividend period applicable to a class of Junior Stock or Parity Stock is shorter than the dividend period applicable to the Series A Preferred Stock (e.g., quarterly rather than semi-annual), we may declare and pay regular dividends with respect to such Junior Stock or Parity Stock so long as, at the time of declaration of such dividend, we expect to have sufficient funds to pay the full dividend in respect of the Series A Preferred Stock on the next successive Dividend Payment Date.

The Series A Preferred Stock will rank junior as to payment of dividends to any class or series of our Senior Stock that we may issue in the future. If at any time we have failed to pay, on the applicable payment date, accumulated dividends on any class or series of Senior Stock, we may not pay any dividends on the outstanding Series A Preferred Stock or redeem or otherwise repurchase any shares of Series A Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the Senior Stock that must, under the terms of such securities, be paid before we may pay dividends on, or redeem or repurchase, the Series A Preferred Stock.

If our board of directors does not declare a dividend (or declares less than full dividends) payable in respect of any dividend period, such dividend (or any portion of such dividend not declared) shall accumulate and an amount equal to such accumulated dividend (or such undeclared portion thereof) shall become payable out of funds legally available therefor upon our liquidation or winding up (or earlier redemption of such shares of Series A Preferred Stock), to the extent not paid prior to such liquidation, winding up or earlier redemption. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series A Preferred Stock.

Dividends on the Series A Preferred Stock will be cumulative whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

Redemption

Optional Redemption

On or after August     , 2023, we may, at our option, upon not less than 15 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $1,000 per share, plus any accumulated and unpaid dividends thereon to, but excluding, the redemption date. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness and our Senior Stock.

Special Optional Redemption upon a Ratings Event

At any time within 120 days after the conclusion of any review or appeal process instituted by us, if any, following the occurrence of a Ratings Event (as defined below), we may, at our option, redeem the Series A Preferred Stock in whole, but not in part, at a redemption price in cash per share equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding, the redemption date, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of our outstanding indebtedness and our Senior Stock.

“Ratings Event” means a change by any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Exchange Act) that publishes a rating for us (a “rating agency”) to its equity credit criteria for securities such as the Series A Preferred Stock, as such criteria are in effect as of the original issue date of the Series A Preferred Stock (the “current criteria”), which change results in (i) any shortening of the length of time for which the current criteria are scheduled to be in effect with respect to the Series A Preferred Stock, or (ii) a lower equity credit being given to the Series A Preferred Stock than the equity credit that would have been assigned to the Series A Preferred Stock by such rating agency pursuant to its current criteria.

Redemption Procedures

We will give written notice of any redemption not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares of Series A Preferred Stock to be redeemed as such holders’ names appear on our stock transfer books maintained by the Transfer Agent at the address of such holders shown therein. Such notice will state: (i) the redemption date, (ii) the number of shares of Series A Preferred Stock to be redeemed and, if fewer than all outstanding shares of Series A Preferred Stock are to be redeemed, the number (and, in the case of any shares of Series A Preferred Stock in certificated form, the identification) of shares to be redeemed from such holder, (iii) the redemption price, (iv) the place where any shares of Series A Preferred Stock in certificated form are to be redeemed and will be presented and surrendered for payment of the redemption price therefor and (v) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the number of shares of Series A Preferred Stock to be redeemed will be determined by us, and such shares will be redeemed by such method of selection as DTC (or, in the case of any certificated shares, our board of directors) determines, either pro rata or by lot, with adjustments to avoid redemption of fractional shares. So long as all shares of Series A Preferred Stock are held of record by the nominee of DTC, we will give notice, or cause notice to be given, to DTC of the number of shares of Series A Preferred Stock to be redeemed, and DTC will determine the number of shares of Series A Preferred Stock to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds shares of Series A Preferred Stock for its own account). A participant may determine to redeem shares of Series A Preferred Stock from some beneficial owners (including the participant itself) without redeeming shares of Series A Preferred Stock from the accounts of other beneficial owners. Any shares of Series A Preferred Stock not redeemed will remain outstanding and entitled to all the rights and preferences of the Series A Preferred Stock under our articles of incorporation.

As long as the Series A Preferred Stock is held of record by the nominee of DTC, the redemption price will be paid by the Paying Agent to DTC on the redemption date. DTC’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the shares of Series A Preferred Stock as to which notice has been given no later than 10:00 a.m., New York City time, on the date fixed for redemption, and we will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of DTC or its nominee) of the certificates therefor. If notice of redemption has been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares of Series A Preferred Stock with respect to such shares will cease, except the right to receive the redemption price, plus an amount equal to accumulated and unpaid dividends to, but not including, the date fixed for redemption, whether or not declared, and such shares of Series A Preferred Stock may not thereafter be transferred on the books of the Transfer Agent or be deemed to be outstanding for any purpose whatsoever.

We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares of Series A Preferred Stock to be redeemed), and the holders of any shares of Series A Preferred Stock so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent by us for any reason, including redemption of Series A Preferred Stock, that remain unclaimed or unpaid after one year after the applicable redemption date or other payment date, will be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of Series A Preferred Stock entitled to such redemption or other payment will have recourse only to us.

If only a portion of the shares of Series A Preferred Stock represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of DTC or its nominee), we will issue and the Paying Agent will deliver to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of shares of Series A Preferred Stock represented by the surrendered certificate that have not been called for redemption.

If notice of redemption of any shares of Series A Preferred Stock has been given and if, on or prior to the redemption date specified in such notice, the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

We and our affiliates may from time to time purchase shares of Series A Preferred Stock, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any shares of Series A Preferred Stock. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by us will be cancelled.

Notwithstanding the foregoing, unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding shares of Series A Preferred Stock and any Parity Stock through the most recently completed respective dividend periods, we may not repurchase, redeem or otherwise acquire, in whole or in part, any shares of Series A Preferred Stock or Parity Stock, except for the exchange or conversion of Parity Stock pursuant to the conversion or exchange provisions thereof for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock and the payment of cash in lieu of fractional shares. We may not redeem, repurchase or otherwise acquire shares of our common stock or any other Junior Stock (other than (1) as a result of a reclassification of Junior Stock for or into other Junior Stock, (2) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (3) purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any dividend reinvestment plan or stockholder stock purchase plan or any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants and (4) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such securities or the security being converted or exchanged) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding shares of Series A Preferred Stock and any Parity Stock through the most recently completed respective dividend periods.

No Sinking Fund

The Series A Preferred Stock will not have the benefit of any sinking fund.

Preemptive Rights

No holders of Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

Conversion Rights

The Series A Preferred Stock will not be convertible into shares of any other class or series of our capital stock or any other security.

Book-Entry Procedures

DTC acts as securities depositary for the Series A Preferred Stock. We have issued fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates represent the total aggregate number of shares of Series A Preferred Stock. We have deposited these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for shares of Series A Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly- owned subsidiary of the Depositary Trust & Clearing Corporation (“DTCC”). DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series A Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the shares of Series A Preferred Stock on DTC’s records. You, as the actual owner of such shares of Series A Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased your shares of Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of shares of Series A Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series A Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our articles of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Stock is credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock will be paid directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving us reasonable notice. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for all issued and outstanding shares of Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue shares of Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for shares of Series A Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Direct Registration System

The Series A Preferred Stock is registered in book-entry form through the Direct Registration System (the “DRS”). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the holders of shares of Series A Preferred Stock entitled thereto. This direct registration form of ownership allows holders of Series A Preferred Stock to have securities registered in their names without requiring the issuance of a physical stock certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Series A Preferred Stock. The following summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Department of the Treasury (“Treasury”) regulations and judicial or administrative authority, all of which are subject to change, possibly with retroactive effect, which may result in different tax consequences than those discussed below. The summary does not discuss the consequences of certain U.S. federal non-income taxes (e.g., estate and gift taxes). State, local and foreign tax consequences are not summarized, nor are the tax consequences to special classes of investors including, but not limited to, “controlled foreign corporations,” “passive foreign investment companies,” tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors therein, dealers in securities or currencies, regulated investment companies, real estate investment trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold the Series A Preferred Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary addresses only taxpayers who will hold the Series A Preferred Stock as “capital assets” within the meaning of the Code and who purchase the Series A Preferred Stock in the initial offering at the initial offering price.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Series A Preferred Stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the Series A Preferred Stock should consult his, her or its tax advisors regarding the tax considerations of acquiring, holding and disposing of the Series A Preferred Stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR HOLDERS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES A PREFERRED STOCK. PROSPECTIVE HOLDERS OF THE SERIES A PREFERRED STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES A PREFERRED STOCK.

U.S. Holders

The discussion in this section is addressed to a “U.S. holder,” which for purposes of this summary means a beneficial owner of Series A Preferred Stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons” (within the meaning of the Code) have the authority to control all of its substantial decisions or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Distributions. Distributions with respect to the Series A Preferred Stock will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Series A Preferred Stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent, and in reduction (but not below zero), of the U.S. holder’s adjusted tax basis in such Series A Preferred Stock, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by an individual U.S. holder in respect of the Series A Preferred Stock generally will constitute “qualified dividend income,” which will be subject to taxation at a maximum rate of 20% (or a lower rate for individuals in certain income tax brackets), rather than ordinary income rates. In addition, subject to certain exceptions for short-term and hedged positions, distributions on the Series A Preferred Stock constituting dividend income paid to U.S. holders that are corporations generally will qualify for the 50% dividends-received deduction. A U.S. holder should consult his, her or its own tax advisor regarding the availability of the reduced dividend tax rate and the dividends-received deduction in light of his, her or its particular circumstances.

Dispositions. Subject to the discussion below under “Redemptions,” a U.S. holder generally will recognize capital gain (or capital loss) on a sale, exchange or other taxable disposition of the Series A Preferred Stock equal to the amount by which the amount realized upon the sale or exchange exceeds (or is less than) such U.S. holder’s adjusted tax basis in the sold or exchanged Series A Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A Preferred Stock disposed of is more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at a tax rate (under current law, a maximum rate of 20%) lower than the tax rate applicable to ordinary income. The deductibility of net capital losses is subject to limitations.

Redemptions. If we redeem your Series A Preferred Stock, in certain circumstances you may be treated as if you had sold or exchanged your Series A Preferred Stock in a taxable transaction, including, without limitation, if it can be established that the redemption:

•	results in a complete termination of your stock interest in us; or

•	is not essentially equivalent to a dividend with respect to you.

In determining whether any of these circumstances has been met, shares of stock considered to be owned by you by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned by you, are required to be taken into account. If we redeem your Series A Preferred Stock and it is established that such redemption is treated as if you had sold or exchanged your Series A Preferred Stock in a taxable transaction, you generally would recognize taxable gain or loss in the manner described under “Dispositions,” above.

If we redeem your Series A Preferred Stock and it is not established that such redemption is treated as if you had sold or exchanged your Series A Preferred Stock in a taxable transaction, you generally would be taxed on the cash and the fair market value of the property you receive in the redemption as a distribution with respect to your Series A Preferred Stock in the manner described under “Distributions,” above.

We intend to treat the likelihood of a payment of any Ratings Event redemption premium as remote, and therefore all redemption proceeds, even a Ratings Event redemption premium, will be treated under the foregoing general rules for redemptions of the Series A Preferred Stock. You should consult your tax advisor to determine if a redemption of the Series A Preferred Stock would be treated as a distribution that is likely taxable as a dividend, and if so, the allocation of your basis in the redeemed and remaining Series A Preferred Stock.

Information reporting and backup withholding on U.S. holders. Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on the Series A Preferred Stock and to certain payments of proceeds on the sale or redemption of the Series A Preferred Stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. To avoid backup withholding, U.S. holders should provide us their correct taxpayer identification number on a properly completed Internal Revenue Service (“IRS”) Form W-9.

Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the U.S. holder to a refund, provided that the U.S. holder provides the required information to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner.

Information returns generally will be filed with the IRS in connection with the payment of dividends on the Series A Preferred Stock to certain U.S. holders and certain payments of proceeds to certain U.S. holders on the sale or redemption of the Series A Preferred Stock.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold amount (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include the holder’s dividend income and net gains from the disposition of Series A Preferred Stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that is a passive activity with respect to the holder or consists of certain trading activities). If you are a U.S. holder who is an individual, estate, or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Series A Preferred Stock.

Non-U.S. Holders

The discussion in this section is addressed to non-U.S. holders of the Series A Preferred Stock. For this purpose, a “non-U.S. holder” is a beneficial owner of Series A Preferred Stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Dividends. A distribution made with respect to the Series A Preferred Stock will constitute a dividend to the extent it is paid out of our current or accumulated earnings and profits. In certain circumstances, the proceeds of a redemption may also be treated as a dividend, as described above under “U.S. Holders — Redemptions.” Generally, dividends paid to a non-U.S. holder with respect to the Series A Preferred Stock will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty (provided the non-U.S. holder provides us a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying that such holder is eligible for treaty benefits), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if an applicable tax treaty so requires, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States (and the non-U.S. holder provides us a properly completed IRS Form W-8ECI). Dividends that are effectively connected with a non-U.S. holder’s trade or business within the United States (and, if an applicable tax treaty so requires, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States) generally will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates as if such non-U.S. holder were a U.S. holder and, in the case of a non-U.S. holder that is a corporation, may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an applicable tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dispositions and Redemptions. Subject to the discussion below, including under “Information reporting and backup withholding on non-U.S. holders” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition (including a redemption, if such redemption is not treated as a dividend, as described above under “U.S. Holders —Redemptions”) of the Series A Preferred Stock so long as:

•

the gain is not effectively connected with a trade or business of the non-U.S. holder within the United States (or if an applicable tax treaty so requires, the gain is not attributable to a permanent establishment or fixed base maintained by such non-U.S. holder within the United States);

•

in the case of a nonresident alien individual, such non-U.S. holder is not present in the United States for 183 or more days in the taxable year of the sale or disposition (or else the gain may be subject to tax if certain other conditions are met); and

•

we have not been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the five-year period ending on the date of disposition of the Series A Preferred Stock, or certain other conditions (discussed below) are met.

We believe that we may have been, may currently be, or may become, a USRPHC. Nevertheless, pursuant to an exception for certain interests in publicly traded corporations, even if we are a USRPHC, a non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange or other taxable disposition of the Series A Preferred Stock if (i) any class of our stock (including our common stock or Series A Preferred Stock) is regularly traded on an established securities market and (ii) the non-U.S. Holder’s ownership interest in the Series A Preferred Stock falls below a certain threshold. If any class of our stock is regularly traded on an established securities market, then a non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange or other taxable disposition of the Series A Preferred Stock unless (i) if the Series A Preferred Stock is (or is also) regularly traded, such non-U.S. Holder’s shares of the Series A Preferred Stock (including shares of the Series A Preferred Stock that are attributed to such non-U.S. Holder under applicable attribution rules) represent more than 5% of the total fair market value of all of the shares of the Series A Preferred Stock at any time during the five-year period ending on the date of disposition of such Series A Preferred Stock by the non-U.S. Holder or (ii) if the Series A Preferred Stock is not regularly traded, such non-U.S. Holder’s shares of the Series A Preferred Stock (including shares of the Series A Preferred Stock that are attributed to such non-U.S. Holder under applicable attribution rules) have a fair market value on the date of acquisition greater than the fair market value of 5% of our regularly traded class of stock with the lowest fair market value. We expect at least one of our classes of stock to be regularly traded on an established securities market, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the exception for certain interests in publicly traded corporations.

Information reporting and backup withholding on non-U.S. holders. Payments of dividends and the tax withheld with respect thereto are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty, or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS under the provisions of an applicable tax treaty or agreement to the taxing authorities in the country in which the non-U.S. holder resides. U.S. backup withholding generally will apply to payments of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to us an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying as to its non-U.S. status, or such non-U.S. holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of the sale or redemption of the Series A Preferred Stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that the holder is a non-U.S. holder on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), or otherwise establishes an exemption. Subject to certain limited exceptions, backup withholding and information reporting generally will not apply to the payment of proceeds from the sale of the Series A Preferred Stock if such sale is effected through a foreign office of a broker.

FATCA. The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act and Treasury Regulations promulgated thereunder, or “FATCA,” will impose a U.S. federal withholding tax of 30% on certain types of payments, including U.S.-source dividends and gross proceeds from the sale or other disposition of securities that can produce U.S.-source dividends made to (i) “foreign financial institutions,” for themselves or for the benefit of accountholders of such financial institutions, unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders, or are otherwise eligible for an exemption, or if relevant accountholders fail to comply with certain identifying documentation requirements, and (ii) certain non-financial foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners, or are otherwise eligible for an exemption. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. The withholding obligations described above generally will apply to payments of U.S.-source dividends made with respect to the Series A Preferred Stock and, on or after January 1, 2019, to payments of gross proceeds from a sale or other disposition of the Series A Preferred Stock.

We will not pay any additional amounts to you with respect to any amounts withheld, including pursuant to FATCA. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Holders are urged to consult their tax advisors regarding FATCA and the application of these requirements to their investment in the Series A Preferred Stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of Series A Preferred Stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus supplement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of Series A Preferred Stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Series A Preferred Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of Series A Preferred Stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “— Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of Series A Preferred Stock or (ii) an undivided interest in our underlying assets (please see the discussion under “— Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Series A Preferred Stock by an ERISA Plan with respect to which the issuer, an underwriter, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of Series A Preferred Stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations) — i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations) — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations) — i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Series A Preferred Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Series A Preferred Stock. Purchasers of Series A Preferred Stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Series A Preferred Stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the

Code or applicable Similar Laws. The sale of shares of Series A Preferred Stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters named below for the Series A Preferred Stock, for whom Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of shares of Series A Preferred Stock set forth opposite its name below.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC	$
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Total	$

The underwriters are offering the shares of Series A Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the Series A Preferred Stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters have advised us that they propose to initially offer the Series A Preferred Stock to the public at the offering price appearing on the cover page of this prospectus supplement and may also offer the Series A Preferred Stock to dealers at a price that represents a concession not in excess of $        per share of Series A Preferred Stock. Any underwriter may allow, and any of these dealers may re-allow, a concession not in excess of $        per share of Series A Preferred Stock. After the initial offering of the Series A Preferred Stock, the underwriters may from time to time vary the offering price and other selling terms.

We have agreed that, for a period commencing on the date of this prospectus supplement and ending on the 90th day after the date of this prospectus supplement, and subject to certain limited exceptions, we will not, without the prior written consent of the representatives, (i) offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of our preferred stock or depositary shares representing interests therein, including the Series A Preferred Stock (other than the Series A Preferred Stock to be sold pursuant to this offering), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our preferred stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such securities, in cash or otherwise. The restrictions in this paragraph do not apply to (i) the issuance by us of our common stock, preferred stock or depositary shares representing interests therein or debt securities in order to finance the Vectren Merger or (ii) the filing by us of any registration statements, including pre- or post-effective amendments to registration statements, with the SEC in order to finance the Vectren Merger. The representatives, in their sole discretion, may waive these restrictions in whole or in part at any time with or without notice.

The obligations of the underwriters, including their agreement to purchase the Series A Preferred Stock from us, are several and not joint. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the shares of Series A Preferred Stock if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters under the agreement may be increased or the offering of Series A Preferred Stock may be terminated.

The Series A Preferred Stock will be a new issue of securities for which currently there is no established trading market. We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or for quotation of the Series A Preferred Stock on any dealer quotation system. The underwriters have advised us that they intend to make a market in the Series A Preferred Stock after this offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the Series A Preferred Stock or that a public trading market for the Series A Preferred Stock will develop.

In connection with the offering of the shares of Series A Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock. The underwriters may bid for, and purchase, shares of Series A Preferred Stock in the open market to cover short positions or to stabilize the price of the shares of Series A Preferred Stock. Finally, the underwriters may reclaim selling concessions allowed for distributing shares of Series A Preferred Stock in this offering, if the underwriters repurchase previously distributed shares of Series A Preferred Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the shares of Series A Preferred Stock above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time without notice.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount recovered by it because the representatives have repurchased Series A Preferred Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

We estimate that our share of the total expenses of the offering of the shares of Series A Preferred Stock offered hereby, excluding the underwriting discount, will be approximately $1.5 million. The underwriters have agreed to reimburse us for $        of these expenses.

We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We expect that delivery of the Series A Preferred Stock offered hereby will be made against payment therefor on or about August     , 2018, which will be the fifth business day following the date of pricing of the Series A Preferred Stock (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock on the initial pricing date of the Series A Preferred Stock or the next two succeeding business days will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their respective businesses, certain of the underwriters and/or their affiliates have engaged, and may in the future engage, in commercial banking, investment banking, trust or investment management transactions with us and our affiliates for which they have received, and will in the future receive, customary compensation. Furthermore, affiliates of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC provided us with the Commitment Letter relating to potential borrowings under the Bridge Facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. If any of the underwriters and their affiliates has a lending relationship with us, certain of these underwriters or their affiliates routinely hedge and certain of these underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares of Series A Preferred Stock offered hereby. Any credit default swaps or short positions could adversely affect future trading prices of the shares of Series A Preferred Stock offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas will pass on the validity of the securities offered in this prospectus supplement. Dana C. O’Brien, Esq., our Senior Vice President, General Counsel and Assistant Secretary, or Monica Karuturi, Esq., our Vice President and Associate General Counsel, Corporate and Securities, may pass on other legal matters for us. Hunton Andrews Kurth LLP, New York, New York will pass on certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements incorporated in this document by reference from our Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of our internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Vectren Corporation and subsidiary companies as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and the related financial statement schedule, which are incorporated in this prospectus supplement by reference from the Current Report on Form 8-K of CenterPoint Energy, Inc. dated August 14, 2018, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this prospectus supplement, including the information we incorporate by reference, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words.

We have based our forward-looking statements on our management’s beliefs and assumptions based on information reasonably available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•

the performance of Enable, the amount of cash distributions we receive from Enable, Enable’s ability to redeem the Series A Preferred Units in certain circumstances and the value of our interest in Enable, and factors that may have a material impact on such performance, cash distributions and value, including factors such as:

•

competitive conditions in the midstream industry, and actions taken by Enable’s customers and competitors, including the extent and timing of the entry of additional competition in the markets served by Enable;

•

the timing and extent of changes in the supply of natural gas and associated commodity prices, particularly prices of natural gas and natural gas liquids, the competitive effects of the available pipeline capacity in the regions served by Enable, and the effects of geographic and seasonal commodity price differentials, including the effects of these circumstances on re-contracting available capacity on Enable’s interstate pipelines;

•	the demand for crude oil, natural gas, natural gas liquids and transportation and storage services;

•	environmental and other governmental regulations, including the availability of drilling permits and the regulation of hydraulic fracturing;

•	recording of non-cash goodwill, long-lived asset or other than temporary impairment charges by or related to Enable;

•	changes in tax status;

•	access to debt and equity capital; and

•	the availability and prices of raw materials and services for current and future construction projects;

•

industrial, commercial and residential growth in our service territories and changes in market demand, including the demand for our non-rate regulated products and services and effects of energy efficiency measures and demographic patterns;

•	timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment;

•	future economic conditions in regional and national markets and their effect on sales, prices and costs;

•	weather variations and other natural phenomena, including the impact of severe weather events on operations and capital;

•

state and federal legislative and regulatory actions or developments affecting various aspects of our businesses (including the businesses of Enable), including, among others, energy deregulation or re-regulation, pipeline integrity and safety and changes in regulation and legislation pertaining to trade, health care, finance and actions regarding the rates charged by our regulated businesses;

•

the expected timing, likelihood and benefits of completion of the Vectren Merger, including the timing, receipt and terms and conditions of any required approvals by Vectren’s shareholders and governmental and regulatory agencies or the outcome of shareholder litigation filed against Vectren that could reduce anticipated benefits or cause the parties to delay or abandon the Vectren Merger, as well as the ability to successfully integrate the businesses and realize anticipated benefits, the possibility that long-term financing for the Vectren Merger may not be put in place before the closing of the Vectren Merger or that financing terms may not be as expected and the risk that the credit ratings of the combined company or its subsidiaries may be different from what we expect;

•

tax legislation, including the effects of the tax reform legislation informally called the Tax Cuts and Jobs Act of 2017 (which includes any potential changes to interest deductibility) and uncertainties involving state commissions’ and local municipalities’ regulatory requirements and determinations regarding the treatment of excess deferred income taxes and our rates;

•	our ability to mitigate weather impacts through normalization or rate mechanisms, and the effectiveness of such mechanisms;

•	the timing and extent of changes in commodity prices, particularly natural gas, and the effects of geographic and seasonal commodity price differentials on us and Enable;

•	actions by credit rating agencies, including any potential downgrades to credit ratings;

•	changes in interest rates and their impact on costs of borrowing and the valuation of our pension benefit obligation;

•

problems with regulatory approval, construction, implementation of necessary technology or other issues with respect to major capital projects that result in delays or in cost overruns that cannot be recouped in rates;

•	local, state and federal legislative and regulatory actions or developments relating to the environment, including those related to global climate change;

•	the impact of unplanned facility outages;

•

any direct or indirect effects on our or Enable’s facilities, operations and financial condition resulting from terrorism, cyber-attacks, data security breaches or other attempts to disrupt our businesses or the businesses of third parties, or other catastrophic events such as fires, earthquakes, explosions, leaks, floods, droughts, hurricanes, pandemic health events or other occurrences;

•	our ability to invest planned capital and the timely recovery of our investment in capital;

•	our ability to control operation and maintenance costs;

•	the sufficiency of our insurance coverage, including availability, cost, coverage and terms and ability to recover claims;

•	the investment performance of our pension and postretirement benefit plans;

•

commercial bank and financial market conditions, our access to capital, the cost of such capital, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

•	changes in rates of inflation;

•	inability of various counterparties to meet their obligations to us;

•	non-payment for our services due to financial distress of our customers;

•	the extent and effectiveness of our and Enable’s risk management and hedging activities, including, but not limited to financial and weather hedges and commodity risk management activities;

•

timely and appropriate regulatory actions, which include actions allowing securitization, for any future hurricanes or natural disasters or other recovery of costs, including costs associated with Hurricane Harvey;

•

our or Enable’s potential business strategies and strategic initiatives, including restructurings, joint ventures and acquisitions or dispositions of assets or businesses (including a reduction of our interests in Enable, if any, whether through our decision to sell all or a portion of the Enable common units we own in the public equity markets or otherwise, subject to certain limitations), which we and Enable cannot assure you will be completed or will have the anticipated benefits to us or Enable;

•	acquisition and merger activities involving us or our competitors, including the ability to successfully complete merger, acquisition and divestiture plans;

•	our or Enable’s ability to recruit, effectively transition and retain management and key employees and maintain good labor relations;

•	the outcome of litigation;

•

the ability of retail electric providers (“REP”), including REP affiliates of NRG Energy, Inc. (“NRG”) and Vistra Energy Corp., formerly known as TCEH Corp., to satisfy their obligations to us and our subsidiaries;

•

the ability of GenOn Energy, Inc. (formerly known as RRI Energy, Inc., Reliant Energy, Incorporated and Reliant Resources, Inc.), a wholly-owned subsidiary of NRG, and its subsidiaries, currently the subject of bankruptcy proceedings, to satisfy their obligations to us, including indemnity obligations;

•	changes in technology, particularly with respect to efficient battery storage or the emergence or growth of new, developing or alternative sources of generation;

•	the timing and outcome of any audits, disputes and other proceedings related to taxes;

•	the effective tax rates;

•	the effect of changes in and application of accounting standards and pronouncements; and

•	other factors we discuss in “Risk Factors” beginning on page S-12 of this prospectus supplement.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement, which includes information incorporated by reference (see “Incorporation By Reference” below), is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

You may also obtain a copy of the Statement of Resolution at no cost by writing to or telephoning us at the following address:

CenterPoint Energy, Inc.

Attn: Investor Relations

P.O. Box 4567

Houston, Texas 77210-4567

(713) 207-6500

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus supplement certain information we file with the SEC. This means we are disclosing important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus supplement. Information that we file later with the SEC that is deemed incorporated by reference into this prospectus supplement (but not information deemed to be furnished to and not filed with the SEC) will automatically update and supersede information previously included.

We are incorporating by reference into this prospectus supplement the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended (excluding information deemed to be furnished and not filed with the SEC), until all the shares of Series A Preferred Stock offered hereby are sold:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, including the portions of our definitive proxy statement filed on Schedule 14A on March 15, 2018 that are incorporated by reference therein;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018; and

•	our Current Reports on Form 8-K filed February 27, 2018, April 11, 2018, April 23, 2018, April 30, 2018, May 29, 2018, June 18, 2018, June 28, 2018 and August 14, 2018.

You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at the following address:

CenterPoint Energy, Inc.

Attn: Investor Relations

P.O. Box 4567

Houston, Texas 77210-4567

(713) 207-6500

PROSPECTUS

CenterPoint Energy, Inc.

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

CENTERPOINT ENERGY, INC.

SENIOR DEBT SECURITIES

JUNIOR SUBORDINATED DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

STOCK PURCHASE CONTRACTS

EQUITY UNITS

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

The Offering

We may offer from time to time:

•	senior debt securities;

•	junior subordinated debt securities;

•	common stock;

•	preferred stock;

•	stock purchase contracts; and

•	equity units.

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “CNP.”

Investing in our securities involves risks. See “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 31, 2017.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will file a supplement to this prospectus with the SEC that will describe the specific terms of the offering. The prospectus supplement may also add to, update or change the information contained in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide any information or make any representations other than those contained in this prospectus, any prospectus supplement and any communication from us or any underwriter specifying the final terms of a particular offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or any communication from us or any underwriter specifying the final terms of a particular offering is accurate as of any date other than the date on the front of that document. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

The Bank of New York Mellon Trust Company, National Association, in each of its capacities referenced herein, including, but not limited to, trustee, purchase contract agent, collateral agent, custodial agent, securities intermediary and paying agent, has not participated in the preparation of this prospectus and assumes no responsibility for its content.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus, which includes information incorporated by reference (see “Incorporation by Reference” below), is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we file with the SEC. This means we are disclosing important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC that is deemed incorporated by reference into this prospectus (which does not include information deemed pursuant to the SEC’s rules to be furnished to and not filed with the SEC) will automatically update and supersede information previously included.

We are incorporating by reference into this prospectus the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed pursuant to the SEC’s rules to be furnished and not filed with the SEC) until all the securities are sold:

•	our Annual Report on Form 10-K for the year ended December 31, 2015,

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016,

•

our Current Reports on Form 8-K filed on February 1, 2016, February 19, 2016, March 8, 2016, April 4, 2016, May 2, 2016, June 24, 2016, October 26, 2016, October 31, 2016, November 22, 2016 and January 9, 2017, and

•

the description of our common stock contained in our Current Report on Form 8-K filed on April 5, 2013, as amended by our Current Reports on Form 8-K filed on July 30, 2014 and December 11, 2015 and Item 9B of our Annual Report on Form 10-K for the year ended December 31, 2015, and we may further update that description from time to time.

You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at the following address:

CenterPoint Energy, Inc.

Attn: Investor Relations

P.O. Box 4567

Houston, Texas 77210-4567

(713) 207-6500

ABOUT CENTERPOINT ENERGY, INC.

We are a public utility holding company. Our operating subsidiaries own and operate electric transmission and distribution facilities and natural gas distribution facilities, and we and our operating subsidiaries own interests in Enable Midstream Partners, LP (Enable). As of the date of this prospectus, our indirect, wholly-owned subsidiaries included:

•	Houston Electric, which engages in the electric transmission and distribution business in the Texas Gulf Coast area that includes the city of Houston, and

•

CERC Corp. (together with its subsidiaries), which owns and operates natural gas distribution systems. A wholly-owned subsidiary of CERC Corp. offers variable and fixed-price physical natural gas supplies primarily to commercial and industrial customers and electric and natural gas utilities. As of the date of this prospectus, CERC Corp. also owned approximately 54.1% of the limited partner interests in Enable, which owns, operates and develops natural gas and crude oil infrastructure assets.

Our principal executive offices are located at 1111 Louisiana, Houston, Texas 77002 (telephone number: (713) 207-1111).

RISK FACTORS

Our businesses are influenced by many factors that are difficult to predict and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described as such in the documents that are incorporated by reference in this prospectus (which risk factors are incorporated herein by reference), and could include additional uncertainties not presently known to us or that we currently do not consider material. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this prospectus, including the information we incorporate by reference, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will” or other similar words. We use the terms “we” and “our” in this section to mean CenterPoint Energy, Inc. and its subsidiaries.

We have based our forward-looking statements on our management’s beliefs and assumptions based on information reasonably available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•

the performance of Enable, the amount of cash distributions we receive from Enable, Enable’s ability to redeem the Series A Preferred Units in certain circumstances and the value of our interest in Enable, and factors that may have a material impact on such performance, cash distributions and value, including factors such as:

•

competitive conditions in the midstream industry, and actions taken by Enable’s customers and competitors, including the extent and timing of the entry of additional competition in the markets served by Enable;

•

the timing and extent of changes in the supply of natural gas and associated commodity prices, particularly prices of natural gas and NGLs, the competitive effects of the available pipeline capacity in the regions served by Enable, and the effects of geographic and seasonal commodity price differentials, including the effects of these circumstances on re-contracting available capacity on Enable’s interstate pipelines;

•	the demand for crude oil, natural gas, NGLs and transportation and storage services;

•	environmental and other governmental regulations, including the availability of drilling permits and the regulation of hydraulic fracturing;

•	recording of non-cash goodwill, long-lived asset or other than temporary impairment charges by or related to Enable;

•	changes in tax status;

•	access to debt and equity capital; and

•	the availability and prices of raw materials and services for current and future construction projects;

•

state and federal legislative and regulatory actions or developments affecting various aspects of our businesses (including the businesses of Enable), including, among others, energy deregulation or re-regulation, pipeline integrity and safety, health care reform, financial reform, tax legislation and actions regarding the rates charged by our regulated businesses;

•	timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment;

•	industrial, commercial and residential growth in our service territories and changes in market demand, including the effects of energy efficiency measures and demographic patterns;

•	future economic conditions in regional and national markets and their effect on sales, prices and costs;

•	weather variations and other natural phenomena, including the impact of severe weather events on operations and capital;

•	our ability to mitigate weather impacts through normalization or rate mechanisms, and the effectiveness of such mechanisms;

•	the timing and extent of changes in commodity prices, particularly natural gas, and the effects of geographic and seasonal commodity price differentials;

•

problems with regulatory approval, construction, implementation of necessary technology or other issues with respect to major capital projects that result in delays or in cost overruns that cannot be recouped in rates;

•	local, state and federal legislative and regulatory actions or developments relating to the environment, including those related to global climate change;

•	the impact of unplanned facility outages;

•

any direct or indirect effects on our facilities, operations and financial condition resulting from terrorism, cyber-attacks, data security breaches or other attempts to disrupt our businesses or the businesses of third parties, or other catastrophic events such as fires, earthquakes, explosions, leaks, floods, droughts, hurricanes, pandemic health events or other occurrences;

•	our ability to invest planned capital and the timely recovery of our investment in capital;

•	our ability to control operation and maintenance costs;

•	actions by credit rating agencies;

•	the sufficiency of our insurance coverage, including availability, cost, coverage and terms;

•	the investment performance of our pension and postretirement benefit plans;

•

commercial bank and financial market conditions, our access to capital, the cost of such capital, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

•	changes in interest rates or rates of inflation;

•	inability of various counterparties to meet their obligations to us;

•	non-payment for our services due to financial distress of our customers;

•	effectiveness of our risk management activities;

•	timely and appropriate regulatory actions allowing securitization or other recovery of costs associated with any future hurricanes or natural disasters;

•

our potential business strategies and strategic initiatives, including restructurings, joint ventures and acquisitions or dispositions of assets or businesses, which we cannot assure you will be completed or will have the anticipated benefits to us;

•	acquisition and merger activities involving us or our competitors;

•	our or Enable’s ability to recruit, effectively transition and retain management and key employees and maintain good labor relations;

•

the ability of GenOn Energy, Inc. (formerly known as RRI Energy, Inc., Reliant Energy, Inc. and Reliant Resources, Inc.), a wholly-owned subsidiary of NRG Energy, Inc. (NRG), and its subsidiaries to satisfy their obligations to us, including indemnity obligations, or obligations in connection with the contractual arrangements pursuant to which we are their guarantor;

•	the outcome of litigation;

•	the ability of retail electric providers (REPs), including REP affiliates of NRG and Energy Future Holdings Corp., to satisfy their obligations to us and our subsidiaries;

•	changes in technology, particularly with respect to efficient battery storage or the emergence or growth of new, developing or alternative sources of generation;

•	the timing and outcome of any audits, disputes and other proceedings related to taxes;

•	the effective tax rates;

•	the effect of changes in and application of accounting standards and pronouncements; and

•

other factors we discuss in “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated herein by reference, and in other reports we file from time to time with the SEC that are incorporated by reference.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement.

RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated. The ratios were calculated pursuant to applicable rules of the SEC.

	Year Ended December 31,					Nine Months Ended September 30,
	2011(1)	2012(1)	2013(1)	2014(1)	2015(1)	2016
Ratio of earnings to fixed charges	2.96	2.29	2.42	2.79	2.67	2.73	(2)

(1)

Excluded from the computation of fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 is interest income of $12 million, interest income of $11 million, interest income of $6 million, interest expense of $3 million and interest expense of $-0-, respectively, which is included in income tax expense.

(2)

Excluded from the computation of fixed charges for the nine months ended September 30, 2016 is interest expense of $-0-, which is included in income tax expense. We do not believe that the ratio for the nine-month period is necessarily indicative of the ratios for the twelve-month period due to the seasonal nature of our business.

We had no preferred stock outstanding for any period presented in the table above and, accordingly, our ratios of earnings to combined fixed charges and preferred stock dividends are the same as our ratios of earnings to fixed charges.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we anticipate using any net proceeds from the sale of our securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

•	working capital,

•	capital expenditures,

•	acquisitions,

•	the repayment or refinancing of debt, and

•	loans or advances to subsidiaries.

Pending any specific application, we may initially invest funds or apply them to the reduction of short-term indebtedness, commercial paper or debt under our revolving credit facility.

DESCRIPTION OF OUR DEBT SECURITIES

The debt securities offered by this prospectus will be CenterPoint Energy’s general unsecured obligations. CenterPoint Energy will issue senior debt securities (“senior debt securities”) under an indenture, dated as of May 19, 2003, between CenterPoint Energy and The Bank of New York Mellon Trust Company, National Association (successor in trust to JPMorgan Chase Bank), as trustee (as supplemented from time to time, the “senior indenture”) and junior subordinated debt securities (“junior subordinated debt securities”) under a separate indenture to be entered into between us and The Bank of New York Mellon Trust Company, National Association, as trustee (as supplemented from time to time, the “junior subordinated indenture”). We will refer to the senior indenture and the junior subordinated indenture together as the “indentures,” and each as an “indenture.” The indentures will be substantially identical, except for provisions relating to subordination and covenants. We have filed, through incorporation by reference, the senior indenture and a form of the junior subordinated indenture as exhibits to the registration statement of which this prospectus is a part. We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures. References to section numbers in this description of our debt securities, unless otherwise indicated, are references to section numbers of the indentures.

You should carefully read the summary below, the applicable prospectus supplement and the provisions of the applicable indenture that may be important to you before investing in our senior debt securities or junior subordinated debt securities.

Provisions Applicable to Each Indenture

General. We may issue debt securities from time to time in one or more series under the applicable indenture. There is no limitation on the amount of debt securities we may issue under either indenture. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. The terms of our debt securities will include those set forth in the applicable indenture and those made a part of such indenture by the Trust Indenture Act of 1939 (Trust Indenture Act).

Subject to the exceptions, and subject to compliance with the applicable requirements set forth in the applicable indenture, we may discharge our obligations under the indentures with respect to our debt securities as described below under “— Defeasance.”

Terms. We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

•	the title of the debt securities,

•	whether the debt securities are senior debt securities or junior subordinated debt securities,

•	any limit on the total principal amount of the debt securities,

•	the date or dates on which the principal of the debt securities will be payable or the method used to determine or extend those dates,

•

any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing, the basis for calculating interest if other than a 360-day year of twelve 30-day months and any right to extend or defer interest payments and the duration of such extension or deferral,

•

the place or places where payments on the debt securities will be payable, the debt securities may be presented for registration of transfer or exchange, and notices and demands to or upon us relating to the debt securities may be made,

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity,

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000,

•	any provisions that would determine payments on the debt securities by reference to an index or a formula,

•	any foreign currency, currencies or currency units in which payments on the debt securities will be payable and the manner for determining the equivalent amount in U.S. dollars ($),

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable,

•

the percentage of the principal amount at which the debt securities will be issued and the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount,

•

if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any such date for any purpose,

•

any variation of the defeasance and covenant defeasance sections of the applicable indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution,

•

whether we will issue the debt securities in the form of temporary or permanent global securities, the depositories for the global securities, and provisions for exchanging or transferring the global securities,

•	whether the interest rate of the debt securities may be reset,

•	whether the stated maturity of the debt securities may be extended,

•

any addition to or change in the events of default for the debt securities and any change in the right of the trustee or the holders of the debt securities to declare the principal amount of the debt securities due and payable,

•	any addition to or change in the covenants in the applicable indenture,

•	any additions or changes to the applicable indenture necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

•	the appointment of any paying agents for the debt securities, if other than the trustee,

•	the terms of any right to convert or exchange the debt securities into any other securities or property,

•	the terms and conditions, if any, pursuant to which the debt securities are secured,

•	any restriction or condition on the transferability of the debt securities,

•	with respect to the junior subordinated indenture, any changes to the subordination provisions for the junior subordinated debt securities, and

•	any other terms of the debt securities consistent with the applicable indenture. (Section 301)

Any limit on the maximum total principal amount for any series of the debt securities may be increased by resolution of our board of directors. We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Form, Exchange and Transfer. We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in denominations of integral multiples of $1,000. (Section 302)

Holders generally will be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305) At any time we may:

•	designate additional transfer agents,

•	rescind the designation of any transfer agent, or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

If we elect to redeem a series of debt securities, neither we nor the trustee will be required:

•

to issue, register the transfer of or exchange any debt securities of that series during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

•

to register the transfer or exchange of any debt security of that series if we have selected the series for redemption, in whole or in part, except for the unredeemed portion of the series. (Section 305)

Book-entry. We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Payment and Paying Agents. Under both indentures, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

•	check mailed to the address of the person entitled to the payment as it appears in the security register, or

•	by wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.

We will designate the trustee as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

Any money deposited with the trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Restrictive Covenants. We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets. Under both indentures, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, referred to as a “successor person” unless:

•

the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia,

•	the successor person expressly assumes our obligations with respect to the debt securities and the applicable indenture,

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing, and

•	we have delivered to the trustee the certificates and opinions required under the applicable indenture. (Section 801)

As used in the indenture, the term “corporation” means a corporation, association, company, limited liability company, joint-stock company or business trust.

Events of Default. Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under each indenture for a series of debt securities:

•	our failure to pay principal or premium, if any, on that series when due, including at maturity or upon redemption or acceleration,

•	our failure to pay any interest on that series for 30 days after the interest becomes due,

•	our failure to deposit any sinking fund payment, when due, relating to that series,

•

our failure to perform, or our breach in any material respect of, any other covenant or warranty in the applicable indenture, other than a covenant or warranty included in such indenture solely for the benefit of another series of debt securities, for 90 days after either the trustee or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us written notice of the breach in the manner required by the applicable indenture,

•	specified events involving our bankruptcy, insolvency or reorganization, and

•	any other event of default we may provide for that series,

provided, however, that no event described in the fourth bullet point above will be an event of default until an officer of the trustee, assigned to and working in the trustee’s corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office. (Section 501)

If an event of default for a series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series due and immediately payable. To declare the principal amount of that series of debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the applicable indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the series of debt securities.

The right described in the preceding paragraph does not apply if an event of default described in the fifth bullet point above occurs, or an event of default described in the sixth bullet point above that applies to all outstanding debt securities under the applicable indenture occurs. If one of the events of default described in the fifth bullet point above occurs with respect to the debt securities of any series, the debt securities of that series then outstanding under the applicable indenture will be due and payable immediately. If any of the events of default described in the sixth bullet point above that apply to all outstanding debt securities under an indenture occurs and is continuing, either the trustee or holders of at least 25% in principal amount of all of the debt securities then outstanding under the applicable indenture, treated as one class, may declare the principal amount of all of the debt securities then outstanding under such indenture to be due and payable immediately. To declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the applicable indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

However, after any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment has been obtained, the event of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest,

•	the principal and premium, if any, due otherwise than by the declaration of acceleration and any interest on such amounts,

•	any interest on overdue interest, to the extent legally permitted, and

•	all amounts due to the trustee under the applicable indenture, and

•

all events of default with respect to that series of debt securities, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived. (Section 502)

If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the applicable indenture,

•	the trustee may take any other action it deems proper which is not inconsistent with the direction, and

•

the trustee will have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

A holder of a debt security of any series may only pursue a remedy under the applicable indenture if:

•	the holder gives the trustee written notice of a continuing event of default for that series,

•	holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to institute proceedings with respect to the event of default,

•	the holders offer reasonable indemnity to the trustee,

•	the trustee fails to pursue that remedy within 60 days after receipt of the notice, request and offer of indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the applicable indenture and specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver. We may enter into one or more supplemental indentures to either indenture with the trustee without the consent of the holders of the debt securities to:

•	evidence the succession of another corporation to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor,

•	add to our covenants for the benefit of the holders of any series of debt securities or to surrender any of our rights or powers,

•	add events of default for any series of debt securities,

•	add to or change any provision of the applicable indenture to the extent necessary to issue debt securities in bearer form,

•

add to, change or eliminate any provision of the applicable indenture applying to one or more series of debt securities, including, for the junior subordinated indenture, the subordination provisions, provided that if such action adversely affects the interests of any holder of any series of debt securities issued thereunder, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding,

•	convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us by the applicable indenture,

•	establish the form or terms of any series of debt securities,

•	provide for uncertificated securities in addition to certificated securities,

•	evidence and provide for successor trustees or to add to or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities,

•

correct any ambiguity, defect or inconsistency under the applicable indenture, provided that such action does not adversely affect the interests of the holders of any series of debt securities issued thereunder,

•

supplement any provisions of the applicable indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities issued thereunder,

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

•

add, change or eliminate any provisions of the applicable indenture in accordance with any amendments to the Trust Indenture Act, provided that the action does not adversely affect the rights or interests of any holder of debt securities issued thereunder. (Section 901)

We may enter into one or more supplemental indentures to either indenture with the trustee to add to, change or eliminate provisions of such indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the applicable indenture,

•	reduces the principal amount of, or any premium or interest on, any debt security,

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

•	changes the place or currency of payment of principal, premium, if any, or interest,

•	impairs the right to institute suit for the enforcement of any payment on any debt security,

•

reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification of the applicable indenture, for waiver of compliance with certain provisions of such indenture or for waiver of certain defaults,

•

makes certain modifications to the provisions for modification of the applicable indenture and for certain waivers, except to increase the principal amount of debt securities necessary to consent to any such charge,

•	in the case of the junior subordinated indenture, modifies the subordination provisions in a manner adverse to the holders of the junior subordinated debt securities,

•

makes any change that adversely affects the right to convert or exchange any debt security or decreases the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security, or

•	changes the terms and conditions pursuant to which any series of debt securities is secured in a manner adverse to the holders of the debt securities. (Section 902)

In addition, we may not modify the subordination provisions of any outstanding junior subordinated debt securities without the consent of each holder of our senior debt that would be adversely affected thereby. The term “senior debt” is defined below under “— Provisions Applicable Solely to Junior Subordinated Debt Securities — Subordination.”

Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or noncompliance with restrictive provisions of the applicable indenture with respect to such series. However, the consent of holders of each outstanding debt security of a series is required to:

•	waive any default in the payment of principal, premium, if any, or interest, or

•

waive any covenants and provisions of the applicable indenture that may not be amended without the consent of the holder of each outstanding debt security of the series affected. (Sections 513 and 1006)

To determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the applicable indenture as of a specified date:

•

the principal amount of an “original issue discount security” that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date,

•	if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for the debt security,

•

the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for the debt security, of the principal amount of the debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above, and

•	debt securities owned by us or any other obligor upon the debt securities or any of our or their affiliates will be disregarded and deemed not to be outstanding.

An “original issue discount security” means a debt security issued under either indenture which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity. Some debt securities, including those for the payment or redemption of which money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 1402 of both indentures, will not be deemed to be outstanding. (Section 101)

We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date. (Section 104)

Satisfaction and Discharge. We may discharge our obligations under either indenture while debt securities remain outstanding if (1) all outstanding debt securities issued under the applicable indenture have become due and payable, (2) all outstanding debt securities issued under the applicable indenture will become due and payable at their scheduled maturity within one year, or (3) all outstanding debt securities issued under the applicable indenture are scheduled for redemption in one year, and in each case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the applicable indenture on the date of their scheduled maturity or the scheduled date of redemption and we have paid all other sums payable under the applicable indenture.

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under either indenture. Unless we inform you otherwise in the prospectus supplement, if we deposit with the trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”), or

•

we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive.

If we effect legal defeasance of a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities,

•	replace mutilated, destroyed, lost or stolen debt securities, and

•	maintain paying agencies and hold moneys for payment in trust.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect. (Sections 1401, 1402, 1403 and 1404)

Notices. Holders will receive notices by mail at their addresses as they appear in the security register or as otherwise specified in the applicable indenture. (Section 106)

Title. We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law. New York law will govern both indentures and the debt securities. (Section 112)

Regarding the Trustee. As of September 30, 2016, the trustee served as trustee for $1.4 billion aggregate principal amount of our debt securities and $118 million aggregate principal amount of pollution control bonds issued on our behalf. In addition, the trustee serves as trustee for debt securities of some of our subsidiaries. We and our affiliates maintain brokerage and other relationships with the trustee and its affiliates in the normal course of business.

If an event of default occurs under either indenture and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under the applicable indenture at the request of any of the holders of any debt securities issued under such indenture only after those holders have offered the trustee indemnity satisfactory to it.

If the trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the applicable indenture. (Section 613) The trustee may engage in certain other transactions; however, if the trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act), it will be required to eliminate the conflict or resign. (Section 608)

Provisions Applicable Solely to Senior Debt Securities

Ranking. Our senior debt securities will rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness.

Provisions Applicable Solely to Junior Subordinated Debt Securities

Subordination. The junior subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the junior subordinated indenture, to all of our senior indebtedness, as defined in the junior subordinated indenture.

Unless we inform you otherwise in a prospectus supplement, “senior indebtedness” means:

•

all indebtedness and obligations of, or guaranteed or assumed by, us for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, whether existing on the date of the junior subordinated indenture or subsequently created, incurred or assumed, and

•	all amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations of that kind.

Notwithstanding the foregoing, “senior indebtedness” excludes (i) our indebtedness to our subsidiaries, (ii) trade accounts payable and accrued liabilities arising in the ordinary course of business and (iii) the junior subordinated debt securities and any other indebtedness or obligations that would otherwise constitute indebtedness if it is specifically designated as being subordinate, or not superior, in right of payment to the junior subordinated debt securities. “Senior indebtedness” includes $828 million of our 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029.

We will describe additional provisions of our junior subordinated debt securities in a prospectus supplement applicable to the particular series of junior subordinated debt securities.

Defeasance. Upon the effectiveness of any defeasance or covenant defeasance permitted with respect to our junior subordinated securities, the junior subordinated debt securities then outstanding shall cease to be subordinated. See “— Provisions Applicable to Both Indentures — Defeasance.”

DESCRIPTION OF OUR CAPITAL STOCK

The following descriptions are summaries of material terms of our common stock, preferred stock, articles of incorporation and bylaws. This summary is qualified by reference to our restated articles of incorporation and second amended and restated bylaws, each as amended to date, copies of which we have filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law. As of December 31, 2016, our authorized capital stock consisted of:

•	1,000,000,000 shares of common stock, par value $0.01 per share, of which 430,682,504 shares were outstanding, excluding 166 shares held as treasury stock, and

•	20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. There are no cumulative voting rights. Subject to the voting rights expressly conferred to the holders of our preferred stock, the holders of our common stock possess exclusive full voting power for the election of directors and for all other purposes. Our bylaws provide that director nominees are elected by the vote of a majority of the votes cast with respect to the director by shareholders entitled to vote at the meeting in an uncontested election. An election is contested if, at a specified time before we file our definitive proxy statement with the SEC, the number of nominees exceeds the number of directors to be elected, in which case directors will be elected by the vote of a plurality of the votes cast by shareholders entitled to vote at the meeting.

Dividends. Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose.

Liquidation Rights. If we are liquidated, terminated or wound up, the holders of our common stock will be entitled to a pro rata share in any distribution to shareholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock, which may include the right to participate further with the holders of our common stock in the distribution of any of our remaining assets.

Preemptive Rights. Holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights.

Transfer Agent and Registrar. Broadridge Corporate Issuer Solutions, Inc. serves as transfer agent and registrar for our common stock.

Other Provisions. There are no redemption or sinking fund provisions applicable to our common stock. No personal liability will attach to holders of such shares under the laws of the State of Texas. Subject to the provisions of our articles of incorporation and bylaws imposing certain supermajority voting provisions, the rights of the holders of shares of our common stock may not be modified except by a vote of at least a majority of the shares outstanding, voting together as a single class.

Preferred Stock

Our board of directors may cause us to issue preferred stock from time to time in one or more series and may fix the number of shares and the terms of each series without the approval of our shareholders. Our board of directors may determine the terms of each series, including:

•	the designation of the series,

•	dividend rates and payment dates,

•	whether dividends will be cumulative, non-cumulative or partially cumulative, and related terms,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion rights,

•	voting rights, and

•	any other terms.

The prospectus supplement relating to any series of preferred stock will include specific terms relating to the offering. We will file the form of the preferred stock with the SEC before we issue any of it. The prospectus supplement for any offering of preferred stock will include some or all of the following terms:

•	the title of the preferred stock,

•	the maximum number of shares of the series,

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative,

•	any liquidation preference,

•	any optional redemption provisions,

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock,

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity,

•	any voting rights, and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of us. For example, if, in the exercise of its fiduciary obligations, our board were to determine that a takeover proposal was not in our best interest, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of the series to prevent or make the change of control transaction more difficult. Alternatively, a change of control transaction deemed by the board to be in our best interest could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders.

Anti-Takeover Effects of Texas Laws and Our Charter and Bylaw Provisions

Some provisions of Texas law and our articles of incorporation and bylaws could make the following actions more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of this increased protection gives us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Charter and Bylaw Provisions

Election and Removal of Directors. The number of members of our board of directors will be fixed from time to time by resolution of the board of directors. Except for voting rights as may be provided to holders of preferred stock, at each annual meeting of shareholders, all directors are elected to hold office for a term expiring at the next succeeding annual meeting of shareholders and until their successors have been elected and qualified.

No director may be removed except for cause, and, subject to the voting rights expressly conferred to the holders of our preferred stock, directors may be removed for cause only by the holders of at least a majority of the shares of capital stock entitled to vote at an election of directors. Subject to the voting rights expressly conferred to the holders of our preferred stock, any vacancy occurring on the board of directors and any newly created directorship may be filled by a majority of the remaining directors in office or by election by the shareholders.

Shareholder Meetings. Our articles of incorporation and bylaws provide that special meetings of holders of common stock may be called only by the chairman of our board of directors, our chief executive officer, the president, the secretary, a majority of our board of directors or the holders of at least 50% of the shares of our capital stock outstanding and entitled to vote.

Modification of Articles of Incorporation. In general, amendments to our articles of incorporation that are recommended by the board of directors require the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors. The provisions described above under “— Election and Removal of Directors” and “— Shareholder Meetings” may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors. The provisions described below under “— Modification of Bylaws” may be amended only by the affirmative vote of holders of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors.

Modification of Bylaws. Our board of directors has the power to alter, amend or repeal the bylaws or adopt new bylaws by the affirmative vote of at least 80% of all directors then in office at any regular or special meeting of the board of directors called for that purpose. The shareholders also have the power to alter, amend or repeal the bylaws or adopt new bylaws by the affirmative vote of holders of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Other Limitations on Shareholder Actions. Our bylaws also impose some procedural requirements on shareholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in the bylaws, or

•	propose any other business to be brought before an annual or special meeting of shareholders.

Under these procedural requirements, a shareholder must deliver timely notice in proper written form to our secretary of the nomination or proposal along with evidence of:

•	the shareholder’s status as a shareholder,

•	the number of shares beneficially owned by the shareholder,

•	a list of the persons with whom the shareholder is acting in concert, and

•	the number of shares such persons beneficially own.

To be timely, a shareholder must deliver the notice:

•

in connection with an annual meeting of shareholders, not less than 90 days nor more than 180 days prior to the first anniversary of the date on which the immediately preceding year’s annual meeting of shareholders was held; provided that if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the first anniversary of the preceding year’s annual meeting of shareholders, not earlier than 180 days prior to the annual meeting and not later than the last to occur of (i) the 90th day prior to the annual meeting or (ii) the 10th day following the day on which we first make public announcement of the date of the annual meeting, or

•	in connection with the nomination of director candidates at a special meeting of shareholders, generally not less than 40 days nor more than 60 days prior to the date of the special meeting.

To submit a nomination for the board of directors, a shareholder must also submit information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a shareholder fails to follow the required procedures, the shareholder’s nominee or proposal will be ineligible and will not be voted on by our shareholders.

In connection with a special meeting of shareholders, the only business that will be conducted is that stated in the notice of special meeting, or otherwise properly brought and made in proper written form before the meeting by or at the direction of the Chairman of the Meeting or the board of directors. Shareholders requesting a special meeting are permitted to make proposals for matters to be brought before the meeting in their request.

Limitation on Liability of Directors. Our articles of incorporation provide that no director will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except as required by law as in effect from time to time. Currently, Texas law requires that liability be imposed for the following actions:

•	any breach of the director’s duty of loyalty to us or our shareholders,

•	any act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of law,

•	a transaction from which the director received an improper benefit, regardless of whether or not the benefit resulted from an action taken within the scope of a director’s duties, and

•	an act or omission for which the liability of a director is expressly provided for by statute.

Our bylaws provide that we will indemnify our officers and directors and advance expenses to them in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Organizations Code (“TBOC”). The bylaws authorize our board of directors to indemnify and advance expenses to people other than our officers and directors in certain circumstances.

Texas Anti-Takeover Law

We are subject to Section 21.606 of the TBOC. That section prohibits Texas public corporations from engaging in a wide range of specified transactions with any affiliated shareholder during the three-year period immediately following the affiliated shareholder’s acquisition of shares in the absence of certain board of director or shareholder approvals. An affiliated shareholder of a corporation is any person, other than the corporation and any of its wholly owned subsidiaries, that is or was within the preceding three-year period the beneficial owner of 20% or more of the outstanding shares of stock entitled to vote generally in the election of directors. Section 21.606 may deter any potential unfriendly offers or other efforts to obtain control of us that are not approved by our board of directors. This may deprive our shareholders of opportunities to sell shares of our common stock at a premium to the prevailing market price.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock, preferred stock or other securities at a future date or dates. We may fix the price and number of securities subject to the stock purchase contracts at the time we issue the stock purchase contracts, or we may provide that the price and number of securities will be determined pursuant to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. treasury securities, securing the obligations of the holders of the units to purchase the securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured on some basis.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or equity units offered by such prospectus supplement. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts or equity units, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or equity units, which will be filed with the SEC or otherwise incorporated by reference in our previous filings each time we issue stock purchase contracts or equity units. Certain material United States federal income tax considerations applicable to the equity units and the stock purchase contracts will also be discussed in the prospectus supplement.

HOLDING COMPANY STRUCTURE

We are a holding company that conducts substantially all of our operations through our subsidiaries. Our only significant assets are the capital stock of our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, dividends or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we may require to pay our debt service obligations, including payments on the debt securities. In addition, the debt securities will be effectively subordinated to all of the liabilities of our subsidiaries with regard to the assets and earnings of our subsidiaries.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States:

•	through underwriters or dealers,

•	directly to purchasers, including our affiliates,

•	through agents, or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the name or names of any managing underwriter or underwriters,

•	the purchase price of the securities,

•	the net proceeds to us from the sale of the securities,

•	any delayed delivery arrangements,

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation,

•	any initial public offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we may sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of these securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell common stock through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell common stock on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any common stock sold will be sold at prices related to the then prevailing market prices for such securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of common stock. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement and any related free writing prospectus. In the event that any underwriter or agent acts as principal, or any broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain, or otherwise affect the price of common stock. We will describe any such activities in the prospectus supplement or any related free writing prospectus relating to the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the offered securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third parties in these sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We may have agreements with the remarketing firms, agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Such firms, agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

Each series of offered securities will be a new issue, and other than the common stock, which is listed on the New York Stock Exchange and the Chicago Stock Exchange, will have no established trading market. We may elect to list any series of offered securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for any of our offered securities will develop.

LEGAL MATTERS

The validity of the securities described in this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Dana C. O’Brien, Esq., our Senior Vice President, General Counsel and Corporate Secretary, or Monica Karuturi, Esq., our Vice President and Associate General Counsel, Corporate and Securities, may pass upon other legal matters for us. Each of Mses. O’Brien and Karuturi is the beneficial owner of less than 1% of our common stock. Any underwriters will be advised regarding issues relating to any offering by Hunton & Williams LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedules, incorporated in this Prospectus by reference from CenterPoint Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of CenterPoint Energy, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

            Shares

CENTERPOINT ENERGY, INC.

Series A Fixed-to-Floating Rate Cumulative Redeemable

Perpetual Preferred Stock

(Liquidation Preference $1,000 per share)

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Goldman Sachs & Co. LLC

Morgan Stanley

J.P. Morgan

August     , 2018